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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                  General Form for Registration of Securities
          Of Small Business Issuers Pursuant to Section 12(b) or (g) of
                      the Securities Exchange Act of 1934

                         FORTUNE ENTERTAINMENT CORPORATION

                 (Name of Small Business Issuer in its charter)

             DELAWARE                                      88-0405437

  (State or other jurisdiction                         (I.R.S. Employer
       of incorporation                                Identification No.)
       or organization)

            2700 East Sunset Road
                  Suite 39
              Las Vegas, Nevada                              89120

  (Address of principal executive offices)                 (Zip Code)

                                 (702) 895-7812

                         (Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

           Title of each class            Name of each exchange on which
           to be so registered            each class is to be registered


                   None                                   None


Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.0001 par value

                                (Title of Class)

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                             TABLE OF CONTENTS



Item                                                                       Page
----                                                                       ----

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS                              4



                                     PART I

Item 1.   Description of Business                                            5

          (a) Business Development                                           5
          (b) Business of the Issuer                                         6

            Risk Factors                                                    17

Item 2.   Management's Discussion and Analysis or Plan of Operation         25

Item 3.   Description of Property                                           26

Item 4.   Security Ownership of Certain Beneficial Owners and Management    26

Item 5.   Directors, Executive Officers, Promoters and Control Persons      27

Item 6.   Executive Compensation                                            29

          Summary Compensation Table
          Stock Options

Item 7.   Certain Relationships and Related Transactions                    31

Item 8.   Description of Securities                                         32



                                     PART II



Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Other Shareholder Matters.                      34


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Item 2.   Legal Proceedings                                                 34






Item 3.   Changes in and Disagreements with Accountants on Accounting and
          Financial Disclosure                                              35

Item 4.   Recent Sales of Unregistered Securities                           35

Item 5.   Indemnification of Directors And Officers                         39



                                    PART F/S


          FINANCIAL STATEMENTS

               List of Financial Statements                                 40




                                    PART III


Item 1.   Index to Exhibits.                                                41

Item 2.   Description of Exhibits                                           41


SIGNATURES


INDEX TO FINANCIAL STATEMENTS                                            F-1

         Financial Statements of Fortune Entertainment Corporation

         Audited Financial Statements of Fortune Entertainment
                  Corporation for the period August 19, 1997
                  to December 30, 1997                                   F-2

         Unaudited Financial Statements of Fortune Entertainment
                  Corporation for the six month period ended
                  June 30, 1998                                         F-22

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         Financial Statements of Fortune Entertainment
                  Corporation (Bahamas)

         Audited  Financial Statements of Fortune Entertainment
                  Corporation for the year ended December 31, 1997
                  and the period from incorporation on April 2,
                  1996 to December 31, 1996                              F-31

         Pro Forma Unaudited Consolidated Statements of Operations
                  of Fortune Entertainment Corporation and Fortune Entertainment Corporation (Bahamas) for the
                  year ended December 31, 1997                           F-39



                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements. All statements, other than statements of historical fact, included in this Form 10-SB, including, without limitation, statements under "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Form 10, including, without limitation, in conjunction with the forward-looking statements included in this Form 10. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.


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Item 1.           Description of Business.

                  (a) Business Development

         Fortune Entertainment Corporation, a Delaware corporation (the "Company"), was incorporated on August 25, 1997, and is engaged in the acquisition, design and development of select gaming products which the Company intends to sell, lease and license, directly, through independent sales representatives and distributors and through joint marketing arrangements, in United States and international gaming markets. The Company intends to place its initial emphasis on the United States Tribal Indian, Charity, Riverboat and Cruise Ship gaming markets. The Company is in the development stage and has not as yet realized revenues from the sale, lease or licensing of its products. The principal executive offices of the Company are located at 2700 East Sunset Road, Suite 39, Las Vegas, Nevada 89120 (tel. no. 702-895-7812). The Company's common stock (the "Common Stock") is listed and traded on the NASD's OTC Bulletin Board (the "Bulletin Board") under the trading symbol "FETG."

         The Company's initial products are the Fortune Poker System, an interactive, progressive, tournament video terminal poker game which allows the player to play against the individual machine or other players, and "Rainbow 21," a blackjack game played on a modified felt layout, that permits each of the six players to wager on their own and any of the five other hands at once. See "Business of the Issuer." Since its inception, the Company has expended over $729,468 in cash, issued 2,097,500 shares of Common Stock and incurred future cash payment obligations of $955,000 for the purchase and development of the Fortune Poker and Rainbow 21 gaming products. The Company has also agreed to issue additional shares or make cash payments in lieu thereof to the applicable sellers if the Company's Common Stock does not achieve and maintain a price level, as prescribed by the applicable agreements, of $2.00 per share in the case of the Fortune Poker acquisition and $2.25 per share in the case of the Rainbow 21 acquisition. See "Business of the Issuer Material Acquisitions" below.

         In October 1997, the Company acquired Fortune Entertainment Corporation, a Bahamas corporation ("Fortune Bahamas"), in exchange for 1,090,464 shares of the Company's Common Stock and an equal number of shares of each of the Company's three classes of Series A, Series B and Series C Preferred Stock. The Fortune Bahamas subsidiary holds the Company's interest in the Fortune Poker System. See "Business of the Issuer - Fortune Poker System and Material Acquisitions" below.

         The Company acquired the rights to the Rainbow 21 blackjack game in July 1998 from its developer, Team Rainbow, Inc., pursuant to an agreement dated November 19, 1997, as amended. In August 1998 the Company granted a non-exclusive one year license to Sodak Gaming Corporation to sell the Rainbow 21 game in Indian Owned Casino jurisdictions where lawfully permitted. See "Business of the Issuer - Rainbow 21 and Material Acquisitions" below.

         On September 16, 1997, the Company acquired FET, Inc., a Colorado corporation ("FET"), for 2,175,456 shares of Common Stock, on the basis of one share of Common Stock for each outstanding FET share. As a result of this acquisition, the previous shareholders of FET, as a group, owned more than 50% of the issued and outstanding voting shares of the Company. Consequently, the business combination was accounted for as a reverse merger whereby FET was deemed to have acquired the Company. Accordingly, the accounts of the Company are based on the accounts of FET at their historic amounts and the

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accounts of the Company at their estimated fair values at the time of the transaction. See Notes to Consolidated Financial Statements.

         The Company has also acquired 11.3% of the outstanding shares of Sega Gaming Technology, Inc., a Nevada corporation ("SGTI"), which had been acquired by its management from Sega Enterprises, Ltd. ("Sega of Japan"). SGTI is engaged under an agency agreement in the distribution and marketing of multi-player gaming machines based on amusement machines developed by Sega of Japan. See "Business of the Issuer - Sega Gaming Technology, Inc."

         Unless otherwise indicated, the term "Company," includes the Company and its subsidiaries.


                  (b) Business of the Issuer

         The Company is engaged in the acquisition, design and development of select gaming products which the Company intends to sell, lease and license, directly, through independent sales representatives and distributors and through joint marketing arrangements, in United States and international gaming markets. The Company's principal products are the Fortune Poker System, a progressive, multi-player draw poker video game, and the Rainbow 21 casino blackjack game. The Company has also made a minority investment in Sega Gaming Technology, Inc. ("SGTI"), which was formerly owned by Sega of Japan and is now engaged under an agency agreement in the distribution and marketing of multi-player gaming machines based on amusement machines developed by Sega of Japan.

         Fortune Poker System. The system was developed by Professional Video Association, Inc., which was acquired by the Company's Fortune Bahamas subsidiary effective September 1997. See "Material Acquisitions - PVA" below. The system enables participants to play electronic poker on a video terminal. The player may choose to play against the individual machine or against other players on similar terminals at the same location or remote locations (if such linkups are permissible under the governing regulatory regime or the contracts with the gaming facility operator), in each case, for progressively larger payoffs. The system is under preparation for initial market presentation in various domestic venues, including Charity Markets, Indian Tribal Casinos, Riverboat and Shipboard Casinos, Legal Casinos and cardrooms (as a player-banked game). The Company intends to distribute the product directly, through national gaming equipment manufacturers, through national or regionally based distributors, management companies affiliated with Indian Tribal Casinos and management consultants with ongoing relationships with casino managements. The Company plans to lease the machines under revenue sharing arrangements with the operators of gaming establishments. Based on its analysis of the development and growth potential of the gaming industry and current trends in the regulatory environment for the gaming industry, the Company also intends to pursue appropriate business strategies, including manufacturing and/or distribution joint ventures and strategic alliances, to distribute the Fortune Poker System in certain international markets.

         Rainbow 21. The Company acquired all of the patents and intellectual property rights related to a modified game of blackjack called "Rainbow 21" in July 1998. See "Material Acquisitions - Rainbow 21" below. The game is played on a standard blackjack table with a modified felt layout that permits each of the six players to wager not only on their own hands but also on any of the other five hands at once, thus allowing for up to thirty-six decisions per hand. The game requires only a minimal additional capital

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outlay by gaming operators who wish to install the system and live play statistics in casinos in Nevada and Mississippi indicate that the Rainbow 21 blackjack table has a hold (win) rate of 23% compared to a 12% hold rate for a conventional blackjack table in Nevada casinos. Currently, Rainbow 21 has been approved for casino play in Nevada by the Nevada Gaming Control Board, in Mississippi by the Mississippi Gaming Commission and in New Jersey by the New Jersey Gaming Commission. The transfer of the state licenses is subject to approval by the applicable state regulatory authorities. Applications for such approval are pending, but no approvals have as yet been obtained. No assurance can be given as to the timing or costs that may be involved in obtaining such approvals or whether or whether some or all of such state approvals can be obtained upon terms and conditions acceptable to the Company or at all.

         In August 1998 the Company granted a non-exclusive one year license to Sodak Gaming Corporation to sell the Rainbow 21 game in Indian Tribal casinos where lawfully permitted. The agreement provides that Sodak will use its best efforts to rent or lease the Rainbow 21 game to Indian Tribal casinos for a minimum monthly rental per game specified in the license. The license provides Sodak a discount after which the Company would realize $350 per month on the first 75 games and $300 per month on any additional games.


         Sega Gaming Technology, Inc.("SGTI") The Company owns an 11.13% equity interest in SGTI and has agreed to purchase additional shares which would bring its total equity interest to 19.08% and result in the Company being the largest stockholder of SGTI. See "Material Acquisitions - SGTI" below. SGTI was acquired by its management from Sega of Japan to engage under an agency agreement in the distribution and marketing of multi-player gaming machines based on amusement machines developed by Sega of Japan, a worldwide leader in high-tech entertainment including the manufacture of amusement machines, consumer products such as home video games and the operation of amusement centers with annual sales revenues of more than $3.25 billion.


Markets for Gaming Products
---------------------------

         The gaming industry consists of both domestic (North American) and international markets. Since the early 1980's, slots and video machines have grown to be the largest revenue generators in casinos. In this same period, hardware and software advances allowed for application of video graphics to gaming devices. Using these techniques, International Game Technology (IGT) was the first company to introduce video poker. Video poker offers an important advantage over conventional slot machines because video poker is interactive, allowing the player to decide which cards to hold or discard during the hand. This feature allows the outcome to be influenced somewhat by the player, an attribute unavailable in reel-based slot machines.

         In the late 1980's, a category of slot machine games called "Progressives" was introduced and became very popular. The progressive configuration generally consists of traditional reel-based machines linked together by a computer network that allows them to share a common jackpot which is usually much larger than the jackpot that a single, unlinked machine could support. Progressive jackpots are usually several million dollars, and have occasionally exceeded $10 million. Progressives may be linked locally within a bank of a few machines, across an entire casino, or across an entire state. IGT is the dominant competitor in the Progressives market.

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         According to industry sources, casino gaming revenue in the United
States in 1991, 1992 1993, 1994 and 1995 were approximately $9.0 billion, $9.9 billion, $12.6 billion, $14.0 billion and $18.0 billion, respectively, and continued growth was forecast for 1996, 1997 and 1998. Slot machines, video gaming machines and similar devices are the dominant source of gaming revenue for casino operators in most US markets.

         The Company believes that the Fortune Poker System has the potential to become a commercially viable product in the video gaming machine industry. By allowing progressive play against many other players the system offers the opportunity for very high payoffs. In addition, the element of skill involved in choosing cards to throw away within the time limits imposed by the game also increases player excitement which can enhance casino profits. The system is under preparation for initial market presentation in various domestic venues, including Indian Tribal casinos.

         Internationally, machines have proven to be appealing to players, but table games continue to represent the majority of revenues. The legalization of certain casino and machine gaming occurred in Africa, Eastern Europe and South America during 1997.


         The Company expects to market its products initially in North American Indian Tribal Casinos, Riverboat and Shipboard Casinos and Charity Markets and legal card rooms (as a player banked game), followed by the more competitive and highly regulated North American Legal Casino market and international venues.

         The increased legalization and popularity of gaming presents opportunities in the domestic market (North America) and in the emerging international market. In the past few years, the introduction of riverboat gaming in the Midwest U.S., the expansion of Native American Class II and Class III gaming, the growth in the Nevada market and the growth in Canadian markets have presented expanded markets for gaming machines.

         The rate of growth in the North American marketplace has diminished since the substantial growth experienced in the early 1990's. During 1997, several states expressed interest in introducing new gaming legislation. Few of these states made significant legislative progress toward this goal. Several states may again pursue approval in 1998. The further expansion of casino-style gaming in these and any other potential jurisdictions will continue to be the subject of intense public debate with legalization typically requiring a public referendum or other legislative action. In addition, any favorable public referendum or legislative action may be the subject of legal challenges.

         These factors have and will continue to influence and potentially delay the timing and opening of casino-style gaming in new jurisdictions. The Company cannot predict the rate at which new domestic and international markets will develop, and any slowdown or delay in the growth of new markets may adversely affect the Company's future results.


         Native American Gaming. Gaming continued to expand on Native American lands during 1997. Native American gaming is regulated under the National Indian Gaming Regulatory Act of 1988 ("NIGRA"). The principal goal of the Act was to promote tribal economic development, self-sufficiency and to ensure honesty and verifiable accounting. To further these goals, Congress gave tribes the exclusive right to regulate gaming activity on Indian lands, provided "the gaming activity is not specifically prohibited by federal law

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and is conducted within a state that does not, as a matter of criminal law and public policy, prohibit such activity."

                  The Act separates all gaming activities on Indian reservations into three classes, each of which is subject to differing degrees and mixes of tribal, state and federal jurisdiction and regulations:

                  (i) CLASS I gaming includes traditional Native American social and ceremonial games and is regulated only by the tribes.

                  (ii) CLASS II gaming includes specific games of chance listed in the statute, and games of skill, but subject to well-defined structures set forth in the Act. This class of gaming includes Bingo, pull-tabs, lotto, punch boards, instant Bingo, and certain card games played under limited circumstances, and other games similar to Bingo, if those games are played at the same location where Bingo is played. In addition, the statute specifically excludes from Class II (i) banked card games including Baccarat, Chemin de fer, or Blackjack, and certain categories of non-banked card games and (ii) electronic facsimiles of games of chance or slot machines. CLASS II gaming on Indian lands is within the exclusive jurisdiction of Indian tribes.

                  (iii) CLASS III gaming consists of all forms of gaming that are not in Class I or Class II, such as video casino games, slot machines and most table games such as Blackjack, Craps and Keno. Generally, Class II gaming may be conducted on Native Indian lands if the state in which the Native American reservation is located permits such gaming for any purpose, by any person. Class III gaming, on the other hand, may only be conducted pursuant to a compact reached between the Native American tribe and the state in which the tribe is located. States which permit Indian gaming include Arizona, Colorado, Connecticut, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Montana, Nevada, New Mexico, North Carolina, North Dakota, Oregon, South Dakota and Wisconsin. Additionally, Class III compacts are either under consideration, or there has been ongoing litigation between Native American tribes and the state governments, in several other states. The Company cannot, however, predict when and whether such approvals will occur. In 1997, 11 compacts in the State of New Mexico became effective. At September 30, 1997, the installed base of Class III gaming machines within Native American operations was approximately 78,700 gaming machines.

         Riverboat Gaming. Riverboat-style gaming began in Iowa during 1991 and as of September 1997 was operating in six states. In 1997, the riverboat gaming installed base was estimated at 84,500 games, operating on more than 85 riverboats.

         Cruise Ships. There are approximately 23 registered cruise ship casinos operating in the United States, principally in the Florida area, but also located along the East Coast and the Gulf of Mississippi. The cruise ship market has been estimated to have approximately 15,300 gaming machines in place.


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         North American Casino Markets. (i) Nevada. The most established North
American gaming markets are Nevada and Atlantic City. Nevada is both the oldest and largest market for gaming products with an installed base of approximately 197,200 gaming machines.

         (ii) Atlantic City. Atlantic City is the second-largest gaming market in the Northern Hemisphere. The installed base for the Atlantic City market is approximately 34,700 gaming machines.

         (iii) Canada. Various Canadian provincial governments have approved and are operating casino-style gaming. The following provinces have casino operations: Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan. At the end of fiscal 1997, the total installed base of gaming machines in the Canadian provinces was approximately 16,600 gaming machines.

         The British Columbia market potential could increase in the future with the proposed addition of gaming at five racetracks, on ten ferry boats, and at seven destination resorts. The Company cannot predict the completion of these projects or the level or timing of demand in this market.

         Other North American Markets. Colorado and South Dakota offer limited stakes casino-style gaming throughout specified historic mining towns. Colorado currently has an installed base of nearly 13,200 gaming machines in the cities of Black Hawk, Central City and Cripple Creek. South Dakota has an installed gaming machine base of nearly 2,400 machines in Deadwood.



         International Markets. Demand for gaming products also exists in international jurisdictions. Traditionally, gaming in international markets has consisted of both casino-style gaming, private clubs and, in some countries, smaller-scale gaming halls. International casinos commonly target the tourist population and are usually located in large urban areas or designated tourist locations. The number of large-scale casinos per jurisdiction may be limited by the government. The casinos may be privately-owned, government-owned or a joint venture between the state and a private operator. Frequently, the investment in these facilities is significant and therefore often managed by world-wide casino operators. In addition, there are corporate and charity-run operations.

         The number of machines within gaming halls is usually fewer than what is found in casinos and it is common to find numerous halls located throughout a jurisdiction. The types of games within the halls can include amusement-with-prize machines ("AWP") as well as gaming machines. In some jurisdictions, the machines pay out in the form of tickets, vouchers or tokens, rather than actual coins. These gaming establishments are usually privately owned and, due to the smaller size of the locations, the investment required is significantly less than that for casino developments.

         (i) Australia and New Zealand. The Australian market is the most established jurisdiction for gaming products outside of North America. Casino-style gaming has existed in Australia since 1973 and in the pub and club market since 1956. Currently, a total of 14 casinos operate in Australia within the states of New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria, and Western Australia. The installed base for the Australian market (including New Zealand) is approximately 160,000 gaming machines in legalized casinos, pubs and clubs.

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         Gaming also exists in New Zealand in the form of casino-style gaming and gaming in pubs and clubs. Casino-style gaming was introduced in New Zealand during fiscal 1995, with the commencement of operations at the Christchurch Casino. The installed base for all sectors of the New Zealand market is approximately 13,000 gaming machines. The Company cannot predict the timing or level of demand in this market in the future.

         (ii) The United Kingdom and Germany. The United Kingdom's coin machine business is dominated by low level gambling machines in what is one of the most stable AWP markets in Europe. There are in excess of 20,000 skill games with prizes placed in pubs, amusement centers, bingo clubs and arcades, with more than 40% of these machines presently located in pubs. These are in addition to standard amusement machines, including pinball and video, which realize a high level of play. The German amusement industry includes 240,000 machines located in arcades across the country which currently generate annual gross revenues of approximately $4 billion.

         (iii) South Africa. In 1996, the Government of South Africa took steps to expand legalized gaming with the passing of national legislation. The gaming legislation in South Africa permits the nine provinces to license a total of 40 casinos. The market is divided by province, with each of the nine provinces determining the timing and granting of the licenses. There are currently 17 licensed casinos in the country, although it is anticipated that at least eight of the existing operations will be required to close under the provisions of the National Gambling Act.

         The nine South African provinces are in various stages of implementing the provisions of the National Gambling Act. The National Gambling Act and most of the provincial gambling bills also authorize limited payout gaming machines ("LPM") (limited in number, wager and payout) in other venues such as bars, taverns, and social or sports clubs. Licensing will be available for operators in both casino style and LPM gaming. All suppliers must be licensed and meet technical specifications in the gaming markets. The specific limitations will be defined in each province's regulations.

         Notwithstanding the growth of domestic and international gaming markets, there can be no assurance that the Company will be able successfully to commercialize its gaming products. The Company has not as yet realized any commercial revenues from its products and faces substantial competition in the gaming industry from numerous much larger, better established and better financed competitors.


Marketing and Sales

         The Fortune Poker System is a modular device and, consequently, as its popularity builds, additional units can be added to the system. The Company is actively working to build up a distribution network across North America and believes that it will be able to increase the rate of expansion as distribution and knowledge of the game increases.

         The most significant factor influencing the purchase of all types of gaming machines is player appeal followed by a mix of elements including service, price, reliability, technical capability and the financial condition and reputation of the manufacturer. Player appeal is key because it combines the machine design, hardware, software and play features that ultimately improve the earning power of gaming machines and the customer's return on investment.


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Competition

         In order to achieve commercial sales of its gaming products, the Company must competes with many well-established U.S. and foreign manufacturers in the gaming machine market. The primary competitors in the gaming machine industry are Bally Gaming, Inc., a subsidiary of Alliance Gaming Corporation, International Game Technology and Sigma Game, Inc. Somewhat smaller but nevertheless well-established gaming machine manufacturers include Anchor, Aristocrat, Casino Data Systems ("CDS"), Silicon Gaming, Inc., Video Lottery Consultants, Inc., a subsidiary of Video Lottery Technologies, Inc., and WMS Industries, Inc. All of these companies have developed gaming products and are either authorized to sell products or are in the licensing process in many U.S. gaming jurisdictions. There are several competitors for the international markets including Aristocrat, Atronic, Cirsa, Franco and Novomatic. All of the Company's principal competitors are significantly larger, well established in the gaming industry and are better capitalized than the Company, all of which factors could adversely affect the Company's ability to compete.

         While there are a variety of electronic and traditional gaming alternatives to the Fortune Poker and Rainbow 21 Blackjack games, the Company believes that the Fortune Poker System and Rainbow 21 games generate high levels of player involvement, a principal basis for competition in the gaming industry. However, the commercial success of the Company's product may encourage the Company's competitors to develop similar products which may be comparable or superior to the Company's products.


Year 2000

         The Company has conducted a review to identify, evaluate and implement changes to computer systems and applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to business operations. The Company will also be communicating with suppliers, financial institutions and others with which it conducts business to coordinate year 2000 conversions. The total cost of compliance and its effect on the Company's future results of operations will be determined as a part of this project. Based on initial review, the total cost is not expected to have a material effect on the Company's results of operation or financial statements. However, there can be no assurance that the systems of other companies on which the Company may rely will be timely converted or that such failure to convert by another company would not have an adverse effect on the Company's systems.

Material Acquisitions

         Fortune Entertainment Corporation (Bahamas). In October, 1997, the Company acquired all of the issued and outstanding shares of Fortune Entertainment Corporation, a Bahamas corporation ("Fortune Bahamas") in exchange for 1,090,464 shares of the Company's Common Stock, 1,090,464 shares of the Company's Series A Preferred Stock, 1,090,464 shares of the Company's Series B Preferred Stock, 1,090,464 shares of the Company's Series C Preferred Stock. Each share of Series A and Series B Preferred Stock is convertible into one share of Common Stock. Each share of the Series C Preferred Stock is convertible into one share of Common Stock commencing November 20, 1998.


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         Professional Video Association, Inc. Effective September 1997, the
Company acquired Professional Video Association, Inc., a Maine corporation ("PVA") pursuant to a Purchase and Sale Agreement between the Company's subsidiary, Fortune Bahamas, and Video Lottery Consultants, a Maine corporation ("VLC") and William M. Danton ("Danton", together with VLC, the "Danton Group") dated September 5, 1997 and amended January 27, 1998, January 29, 1998, March 12, 1998 and July 9, 1998 (the "PVA Agreement") for a consideration of 1,647,500 shares of Common Stock, a cash payment of $706,986 made on June 30, 1998 and remaining cash payments, secured by the stock of PVA, of $250,000 due October 30, 1998, $250,000 due December 30, 1998 and $205,000 due March 30, 1999. The
Company also issued an additional 200,000 shares of Common Stock in payment of a finder's fee in connection with the transaction. PVA was originally formed to take advantage of the patent rights (the "Intellectual Property") of a video poker game software known as PVA Electronic Tournament Poker ("Fortune Poker"). In addition, the PVA Agreement provides for the payment to the Danton Group of 20% of all up front licensing fees paid to the Company. Commencing 120 days after the Company's first fiscal year ending after November 25, 1997 (the "Trigger Date") and for every year thereafter until the expiration of the patent(s) constituting the Intellectual Property, the Company is obligated to issue Common Stock to Danton equivalent to certain predetermined percentages (ranging from 2% in year 1 to 10% when net earnings before income tax, depreciation and amortization from the Intellectual Property are at least $10,000,000) times net earnings divided by the average share price of the Common Stock trading on the Bulletin Board for the last thirty trading days of the fiscal year.

         The PVA Agreement requires the Company to file a registration statement with the Securities and Exchange Commission so that the 1,647,500 shares of Common Stock issued to the Danton Group will be available for public sale no later than February 28, 1999 and also provides that if during the period commencing on the date (the "Trading Date") when all of the stock issued is fully registered under the Securities Act of 1933 as amended, and freely transferable and not subject to restrictions on transferability of any kind whatsoever, and ending on a date sixty (60) days after the Trading Date (the "60th Day"), the shares of the Company trading on the Bulletin Board have not for forty-five (45) days had a closing bid price per share of at least $2.00 on the Bulletin Board, then, to the extent the stock is held on the 60th Day by the assigned holders or their respective family members or affiliates, the Company shall pay to such holder or holders, or any portion thereof, for each such share of the Company, the difference between (A) $2.00 and (B) the greater of $0.50 and the average bid closing price of the Common Stock trading on the Bulletin Board for the ten (10 days preceding the 60th Day (the "Average Price"). The Company agreed to pay such difference on or before June 9, 1999 in cash, or, at the Company's option, in stock. The Company also agreed to cause such stock to be fully registered under the Securities Act of 1933 as amended and freely transferable with no restrictions on transferability of any kind whatsoever within 180 days of issuance of any stock by the Company. If the Company elects to issue such stock for the difference, the number of shares to be issued shall be determined by dividing the difference by the Average Price.

         If the Company fails to meet its obligations described above to register its Common Stock or to make cash payments, the agreements provide that the Danton Group has the right to recover 60% of the PVA stock without cost and
(ii) acquire the remaining 40% of the PVA stock by returning to the Company all except 147,500 of the 1,647,500 shares of the Company's Common Stock delivered by the Company, and all of the cash payments made by the Company, in payment of the purchase price for PVA. Until the Company satisfies these conditions, the Company has agreed that it will not change its bylaws or certificate of incorporation; sell, convey or transfer any of the assets associated with the purchase agreement; or incur any debt, liability or other obligation outside of the ordinary course of business without the prior written consent of the Danton Group.

         Pursuant to the PVA Agreement, the Company acquired PVA's rights under a Manufacturing Agreement and Software Release Agreement with Amusement World, Inc. Under the agreement, Amusement World, Inc. is granted the exclusive right to manufacture PVA terminals for the Company until April 23, 2007. The cost to the Company for each PVA terminal will range from $2,700 to $3,600 depending upon the type of terminal ordered by the Company. The cost of the PVA terminals will increase based upon increases in the Consumer Price Index. In the event the Company defaults in any of its obligations under the Manufacturing Agreement, the Company is required to assign its rights under the Manufacturing Agreement and the Software release Agreement to the Danton Group.

         Sega Gaming Technology, Inc. Pursuant to an agreement among the Company, Andrew Kaneb and Marcela G. Kaneb dated April 9, 1998 and a separate agreement among the Company and three other shareholders of Sega Gaming technology, Inc. ("SGTI") dated June 12, 1998 (collectively, the "SGTI Agreements"), the Company has acquired 131,250 shares, or 11.13%, of the common stock of SGTI for a total consideration of $1,071,250. The Company has agreed to acquire an additional 31,250 shares of SGTI on September 30, 1998 for a consideration of $279,688 and a further 62,500 shares on October 15, 1998 for a consideration of 559,375. On the completion of these transactions, the Company will be the largest single shareholder of SGTI, owning 225,000 shares representing a 19.08% equity interest in SGTI. See "Business of the Issuer" above.

         Team Rainbow. Pursuant to various agreements as most recently amended by a Purchase and Sale Agreement dated July 22, 1998 (the "TR Agreement"), the Company acquired all of the rights, assets (including intellectual property rights), and business of Team Rainbow relating to a multi-positional blackjack game known as "Rainbow 21". The purchase price is as follows:

         Cash:             $272,500;
         Shares:           250,000 shares of the Common Stock;

         The agreement provides that, if during the last five trading days in the twelfth month after the Option Exercise Date (as such term is defined in the TR Agreement), the simple average closing price for the shares on the public market on which they are traded (the "Market Price") does not equal or exceed $2.25 per share, the Company shall either:

         1. pay to Team Rainbow the difference between $562,500 and 250,000 multiplied by the Market Price (the "Difference"), or

         2. deliver to Team Rainbow additional shares of the same class as the shares having a value equal to the Difference, with such additional shares being valued at the Market Price.

         Rainbow 21 is patented under US Patent Number 5,390,934 on February 21, 1995 and the artwork (graphics) is patented under US Patent No. 5,494,296 dated February 27, 1996. See "Business of the Issuer - Rainbow 21" above.

Manufacturing and Suppliers

         Under the terms of an Assignment of Software Release Agreement between the Danton Group (as the Assignor) and the Company's Fortune Bahamas subsidiary and the terms of an Assignment of Manufacturing Agreement between Video Lottery Consultants ("VLC") and Fortune Bahamas dated July 14, 1998 (collectively, the "Supply Assignment Agreements"), the Company has been assigned the rights to receive the supply of the terminals for the Fortune Poker System under the Manufacturing Agreement dated April 24, 1997 between Amusement World, Inc. ("AWI") and VLC, and the rights to the accompanying software under the Software Release Agreement by and among Stephen D. Honiker, AWI and Danton.

Patents, Copyrights and Trade Secrets

         The Company relies on a combination of patent, trade secret, copyright and trademark law, non-disclosure agreements, and technical security measures to protect its products. Notwithstanding their safeguards, it is possible for competition of the Company to obtain its trade secrets and to imitate its products. Furthermore, others may independently develop products similar or superior to those developed or planned by the Company. While the Company may obtain patents with respect to certain of its products, the Company may not have sufficient resources to defend such patents, such patents may not afford all necessary protection and competitors may develop equivalent or superior products which may not infringe such patents.

         The Company's intellectual property includes United States Patent No. 4,648,604 (the Fortune Poker Patent), expiring 2004, United States Patent No. 5,390,934 dated February 21, 1995 (the "Rainbow 21 Patent"), expiring April 11, 2003, and United States Patent No. 5,494,296 dated February 27, 1996 (the Rainbow 21 Graphics Patent"), expiring February 5, 2015.



Employees

         As at July 31, 1998 the Company had eight (8) full-time employees, none of whom is represented by any labor union.


Government Regulation

         The Company's operations are subject to state and local gaming laws as well as various federal laws and regulations governing business activities with Native American tribes. The state and local laws in the United States which govern the lease and use of gaming products are widely disparate and continually changing due to legislative and administrative actions and judicial interpretations. If any changes occur in gaming laws through statutory enactment or amendment, judicial decision or administrative action restricting the manufacture, distribution or use of some or all of the Company's products, the Company's present and proposed business could be adversely affected. The operation of gaming on Native American reservations is subject to the NIGRA. Under NIGRA, certain types of gaming activities are classified as Class I, Class II or Class III. The Company's business will be impacted, based upon how its products are ultimately classified (See "Markets for Gaming Products-Native American Gaming").

         Nevada Regulation. The manufacture, sale and distribution of gaming devices in Nevada are subject to extensive state laws, regulations of the Nevada Gaming Commission and State Gaming Control Board (the "Nevada Commission"), and various county and municipal ordinances. These laws, regulations and ordinances primarily concern the responsibility, financial stability and character of gaming equipment manufacturers, distributors and operators, as well as persons financially interested or involved in gaming operations. The manufacture, distribution and operation of gaming devices require separate licenses. The laws, regulations and supervisory procedures of the Nevada Commission seek to
(i) prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity, (ii) establish and maintain responsible accounting practices and procedures, (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Commission, (iv) prevent cheating and fraudulent practices, and (v) provide a source of state and local revenues through taxation and licensing fees. A Nevada gaming licensee is subject to numerous restrictions. Licenses must be renewed periodically and licensing authorities have broad discretion with regard to such renewals. Licenses are not transferable. Each type of machine sold by the Company in Nevada must first be approved by the Nevada Commission, which may require subsequent machine modification. Substantially all material loans, leases, sales of securities and similar financing transactions must be reported to or approved by the Nevada Commission. Changes in legislation or in judicial or regulatory interpretations could occur which could adversely affect the Company.

         The Company is not licensed by Nevada as a gaming machine manufacturer nor has the Fortune Poker video poker machine been licensed as an authorized gaming machine by Nevada authorities. Although the Company intends initially to markets the Fortune Poker system in the Native American Tribal Casino, Charity and Riverboat and Cruise Ship markets, the failure of the Company or the Fortune Poker system to meet Nevada licensure standards and obtain applicable Nevada licenses would prevent the sale or marketing of the system in Nevada and could have a material adverse effect on the Company's ability to market its products in other markets. While the Company anticipates that it will meet Nevada standards, there can be no assurance that it will in fact be able to do so.

         Other Jurisdictions. Many other jurisdictions which represent potential markets for the Company's products require various licenses, permits, and approvals in connection with the manufacture and/or the distribution of gaming devices, and operation of progressive systems, typically involving restrictions similar in most respects to those of Nevada.

         No assurances, however, can be given that such required licenses, permits or approvals will be given or renewed in the future.

                                  RISK FACTORS

         In addition to other information contained elsewhere in this document, the reader of this registration statement on Form 10-SB should consider carefully the factors set forth below.


Limited Relevant Operating History; Historical Losses

     The Company has engaged only in the acquisition and development of gaming products, principally the Fortune Poker System and the Rainbow 21 blackjack game, but has not as yet sold any product or derived any revenue. To date, the Company's only source of funds for its activities has been proceeds from the sale of securities. See "Recent Sales of Unregistered Securities." Consequently, the Company has no relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the operation and expansion of a new business and commercialization of new products, particularly those associated with the rapidly evolving and highly regulated gaming industry, which is characterized by an increasing number of market entrants, intense competition and substantial capital requirements. In addition, the Company has experienced significant losses since its inception in August 1997, due primarily to overhead and other costs incurred in the development and acquisition of products, and resulting in an accumulated deficit of $2,472,675 at June 30, 1998. Moreover, the Company expects to incur substantial up-front expenditures and operating costs in connection with the expansion of its marketing efforts and product lines, which are expected to result in additional losses. There can be no assurance that the Company will be able to successfully implement its business strategies, that it will achieve revenues or that it will ever be able to achieve or sustain profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.


Significant Capital Requirements; Negative Cash Flow; Possible Need for Additional Financing

     The Company's capital requirements have been and will continue to be significant, and, to date the Company has not realized any revenues from operations. Since inception, the Company's only source of funds has been proceeds from the sale of its securities. See "Recent Sales of Unregistered Securities." The Company has been dependent on private financings and the issuance of its equity securities to fund all of its capital and operating requirements. As a result, the Company is dependent upon raising additional capital to complete the development of its currently proposed products and fund its business strategies. The Company has no current arrangements with respect to, or potential sources of, any additional financing, and it is not anticipated that existing shareholders will provide any portion of the Company's future financing requirements. Consequently, there can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would require the Company to delay or scale back its product development and marketing programs, which could have a material adverse effect on the Company. In addition, any additional equity financing may involve substantial dilution to the interests of the Company's then existing shareholders.

Fluctuations in Quarterly Operating Results; Uncertainty of Future Results

     The Company's operating results will likely fluctuate significantly in the future depending on a variety of factors, several of which are not in the Company's control. Such factors include the demand for the Company's products and the products of its competitors, the size and rate of growth of the gaming machine market, development and promotional expenses related to the introduction of new products or enhancements, the degree of market acceptance for the Company's product introductions and enhancements, the timing of orders from significant customers, delays in shipment, the level of price competition, quality problems, the length of product life cycles, the percentage of the Company's sales related to international sales and changes in personnel. Net revenues in any quarter are expected to be substantially dependent on orders booked and shipped in that quarter. A significant portion of the Company's operating expenses is relatively fixed, and planned expenditures are primarily based on expectations regarding future sales; as a result, operating results in any given quarter would be disproportionately adversely affected by a decrease in sales or a failure to meet the Company's sales expectations. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will become profitable or sustain profitability on an annual or quarterly basis.


Dependence On a Limited Number of Products

         To date, the Company has focused it efforts principally on the commercialization of two products -- the Fortune Poker System and the Rainbow 21 blackjack game. Due to this concentration on a limited number of products, the Company may be adversely affected if one or more of its principal products fails to achieve anticipated results. The Company has not realized any revenue as of yet from the sale of either of these products. There can be no assurance that the Company will not remain dependent upon a limited number of products for a substantial portion of its revenues or that any products introduced by the Company will be commercially viable. Failure to continuously acquire and develop and introduce new, commercially successful products would have a material adverse effect on the Company. See "Business -- Principal Products."


Dependence on Third Parties for New Products.

    Because the Company's principal products have, to date, been developed by and acquired from third parties, the Company may not be able to control the timing of the development and introduction of additional new products. There can be no assurance that the Company will be able to successfully develop internally or acquire from others any additional new products on a timely basis.


Intense Competition

     The gaming machine industry is intensely and increasingly competitive. Industry competition is based primarily upon product quality and features, the access to distribution channels, marketing effectiveness, reliability and ease of use, price and the quality of customer support services. Many of the companies with which the Company expects to compete or may compete against have greater financial, technical, marketing, sales and customer support and other resources than the Company and have established reputations for success in the development, licensing and sale of their products and technology. Current and future competitors with greater financial resources than the Company may be able to carry larger inventories, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make higher offers or guarantees to third party developers and licensors than the Company. As competition increases, even if the Company achieves successful commercialization of its initial products, significant price competition, increased production costs and reduced profit margins may result. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its future operations.


Ability to Manage and Sustain Growth; Risks Associated with Future Acquisitions

     In addition to internal growth, the Company intends to evaluate, on an ongoing basis, additional acquisitions of, or investments in, other developers of gaming machines and related intellectual property or other businesses which the Company believes will complement or enhance its business strategy. The success of such strategy thus will depend upon, among other things, the Company's ability to hire and retain skilled management, marketing, technical and other personnel and to successfully manage growth (which also will require it to develop and improve upon its operational, management and financial systems and controls in order to properly monitor its expanded operations, control its costs and maintain effective quality controls). There can be no assurance that the Company will be able to expand its operations or that it will be able to effectively manage any such expansion or anticipate and satisfy all of the changing demands and requirements that growth will impose upon its operations. In addition, acquisitions involve numerous additional risks, including difficulties in the assimilation of the operations and products of the acquired companies, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and products, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of foreign companies also may involve the additional risks of assimilating differences in foreign business practices and overcoming language barriers. If the Company consummates any acquisition in the future, there can be no assurance that the Company will be able to integrate the acquired operations successfully, and any inability to do so could adversely affect the Company's business.

     In addition, while the Company will explore acquisitions of businesses and assets that it believes are compatible with its business strategy and regularly evaluates possible acquisition opportunities, as of the date of this registration statement, the Company has no current agreements, commitments, understandings or arrangements with respect to any potential acquisition. Consequently, there is no basis for stockholders to evaluate the specific merits or risks of any potential acquisition that the Company may undertake. Moreover, under Delaware law, various forms of business combinations can be effected without shareholder approval; accordingly, stockholders will, in some instances, neither receive nor otherwise have the opportunity to evaluate any financial or other information which may be made available to the Company in the future in connection with any acquisition and must rely entirely upon the ability of management in selecting, structuring and consummating acquisitions that are consistent with the Company's business objectives. Although the Company will endeavor to evaluate the risks inherent in a particular acquisition, there can be no assurance that the Company will properly ascertain or assess all significant risk factors prior to consummating any acquisition.

Government Regulation

         The Company's operations are subject to state and local gaming laws as well as various federal laws and regulations governing business activities with Native American tribes. The state and local laws in the United States which govern the lease and use of gaming products are widely disparate and continually changing due to legislative and administrative actions and judicial interpretations. If any changes occur in gaming laws through statutory enactment or amendment, judicial decision or administrative action restricting the manufacture, distribution or use of some or all of the Company's products, the Company's present and proposed business could be adversely affected.

         The operation of gaming on Native American reservations is subject to the Native Indian Gaming Regulations Act ("NIGRA"). Under NIGRA, certain types of gaming activities are classified as Class I, Class II or Class III. The Company's business will be impacted, based upon how its products are ultimately classified.

         The Company is not licensed as a game manufacturer by, nor is its Fortune Poker system licensed for sale as a gaming machine in, Nevada, New Jersey or any other state regulatory jurisdiction. The Company intends to make application for such licenses, but there can be no assurance when, if ever, such licenses will be granted. The inability of the Company to obtain applicable state licenses, particularly in Nevada and New Jersey, could have a material adverse effect upon the Company.


Dependence on Third-Party Distribution Channels

     The Company intends to sell its gaming products to a significant extent, through independent distributors and in joint ventures with independent distributors. Sales of the Company's products to or through a limited number of distributors are expected to comprise a significant portion of the Company's net revenues when such revenues are achieved.

         The loss of, or a significant reduction in sales attributable to, one or a small number of significant distributors, in the absence of comparable new relationships or the development of independent means of marketing and distributing the Company's products, could have a material adverse effect on the Company's revenues and operating results. In addition, a payment default by a significant distributor could have a material adverse effect on the Company's business, operating results and financial condition.



Dependence on Key Personnel

     The Company's success depends to a significant extent on the performance and continued service of its senior management and certain key employees. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. Specifically, the Company may experience increased costs in order to attract and retain skilled employees. Although the Company generally enters into term employment agreements with its senior management, there can be no assurance that such employees or any other employees will not leave the

Company or compete against the Company. The Company's failure to attract or retain qualified employees could have a material adverse effect on the Company's business, operating results and financial condition.



Risks Related to International Revenues and Operations

     While the Company intends initially to emphasize the Native American Tribal gaming market, the Company intends ultimately to distribute its products internationally. International operations and sales of products are subject to inherent risks, including fluctuations in exchange rates, the impact of possible recessionary environments in economies outside the United States, the costs of transferring and localizing products for foreign markets, longer accounts receivable collection periods and difficulty in collection of accounts receivable, unexpected changes in regulatory requirements, tariffs and other barriers, difficulties and costs of staffing and managing foreign offices and potential political and economic instability. Revenues and expenses from foreign operations generally are denominated in local currencies, and, as a result, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risk from the reported results of its foreign operations. There can be no assurance that the Company will be able to establish or thereafter maintain or increase international market demand for its products or that these or other factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's operating results.


Manufacturing Risks

     The Company does not manufacture its own products, but is dependent on a single third party manufacturer for the Fortune Poker System and on other third party manufacturers for the Rainbow 21 game. See "Business of the Issuer -- Manufacturing and Suppliers." While these services are available from multiple parties and at multiple sites, there can be no assurance that an interruption in the manufacture of the Company's products will not occur and, if it does occur, that it could be remedied without undue delay or without a material adverse effect on the Company's operations.


Concentration of Ownership

     The Company's executive officers, directors and affiliated entities and persons own beneficially approximately 26.5% of the outstanding shares of Common Stock. Accordingly, such persons and entities will be in position to influence the election of the Company's directors and the outcome of corporate actions requiring shareholder approval. The concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management," "Security Ownership of Certain Beneficial Owners and Management" and "Directors, Executive Officers, Promoters and Control Persons."

Sporadic Market for the Common Stock; Possible Volatility of Stock Price; Risk of Delisting from Over the Counter Bulletin Board.

     Trading in the shares of the Company's Common Stock has been sporadic, and there can be no assurance that an active and liquid trading market will develop or be sustained. The market price of the Company's Common Stock could therefore be subject to wide fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products by the Company or its competitors and failures to meet or exceed the expectations of securities analysts or investors or other events. In addition, in order to maintain eligibility for continued trading on the Over the Counter Bulletin Board, at least two market makers must maintain a market for the Company's Common Stock. If at any time this requirement is not maintained, the Company's Common Stock could be delisted from the Bulletin Board which could adversely affect the liquidity of the market for the Company's Common Stock.



Risk of Low Priced Stocks

         Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on certain brokers and dealers who engage in certain transactions involving "a penny stock."

         Currently, the Company's Common Stock is considered penny stock for purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed on certain brokers and dealers could impede the sale of the Company's Common Stock, including securities purchased in any offering by the Company or in the secondary market. In addition, the market liquidity for the Company's securities may be severely adversely affected, with concomitant adverse effects on the price of the Company's securities.

         Under the penny stock regulations, a broker or dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally an individual with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker or dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker or dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange commission (the "SEC") relating to the penny stock market, unless the broker or dealer or the transaction is otherwise exempt. A broker or dealer is also required to disclose commissions payable to the broker or dealer and the registered representative and current quotations for the securities. In addition, a broker or dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.


Lack of Trademark and Patent Protection

         The Company relies on a combination of patent, trade secret, copyright and trademark law, non-disclosure agreements, and technical security measures to protect its products. Notwithstanding these safeguards, it is possible for competitors of the Company to obtain its trade secrets and to imitate its products. Furthermore, others may independently develop products similar or superior to those developed or planned by the Company. While the Company may obtain patents with respect to certain of its products, the Company may not have sufficient resources to defend such patents. Such patents may not afford all necessary protection and competitors may develop equivalent or superior products, which may not infringe such patents. See "Business-Patents and Trademarks".


Dividends

     The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future as it intends to retain any net income for use in connection with the expansion of its business.



Shares Eligible for Future Sale; Registration Rights

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices for the Common Stock. As of July 31, 1998, the Company has 10,593,020 shares of Common Stock outstanding. Of these shares, 5,184,020 shares are either freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the "Securities Act"), or are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, who will be able to re-sell such shares following the effectiveness of the registration of the Company's Common Stock under the Securities Exchange Act of 1934 subject to certain requirements and resale limitations imposed by Rule 144 of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934, as amended. All of the remaining 5,409,000 shares of Common Stock outstanding are "restricted securities" within the meaning of Rule 144. Of such restricted securities, 1,500,000 shares are subject to certain registration rights. No prediction can be made as to the effect, if any, that sales of such freely tradable or registrable securities or the availability of such securities for sale will have on the market prices prevailing from time to time. The possibility that a substantial number of the Company's securities may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

Contingent Payments Under Acquisition Agreements; Covenant to Register Shares Issued in Acquisitions

         Under the agreements to acquire the Fortune Poker system and the Rainbow 21 blackjack game, the Company has undertaken to issue additional shares or make cash payments (i) with respect to the 1,647,500 shares issued in the Fortune Poker acquisition, if the trading price for the shares during a 60 day period specified in the agreement is less than $2.00 per share or (ii) with respect to the 250,000 shares issued in the Rainbow 21 acquisition, if the trading price for the shares during a 60 day period specified in the agreement is less than $2.25 per share. In addition, if the Company is in breach of the foregoing obligation with respect to the shares issued in the Fortune Poker acquisition or if such shares of Common Stock are not freely tradable by February 28, 1999, then the sellers have the right (i) without further payment, to re-acquire 60% of the stock of the Fortune Poker subsidiary and/or (ii) to acquire the remaining 40% of the stock of the Fortune Poker subsidiary by returning to the Company all but 147,500 of the 1,647,500 shares of the Company's Common Stock delivered by the Company and all of the cash payments made by the Company for the purchase of the Fortune Poker subsidiary.

         The possible issuance of a large number of shares of Common Stock pursuant to the agreements described in the preceding paragraph and the possible availability of such shares of stock for sale could have an adverse effect on market prices prevailing from time to time for the Common Stock and may impair the Company's ability to raise capital through the sale of equity securities. In addition, the exercise by the sellers of the Fortune Poker system, in whole or in part, of their remedy for breach of the Company's registration and stock issuance agreements could have a material adverse effect on the Company.


Forward-Looking Information May Prove Inaccurate

     This registration statement contains various forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. The accuracy of such forward-looking statements is subject to certain risks, uncertainties and assumptions, including those identified above under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential purchasers not to place undue reliance on any such forward-looking statements.

Item 2.           Management's Discussion and Analysis or Plan of Operation.

         The following discussion and analysis of financial conditions, results of operation and plan of operation should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this form 10-SB.

General

         The Company has has completed the acquisitions of the Fortune Poker and Rainbow 2ITM games which form the core products of the Company's business. The Company's plan is to develop these two businesses into revenue and profit producing operations.

         Rainbow 21. The Company has entered into a distribution agreement for its Rainbow 21 Blackjack game with Sodak Gaming Inc. ("Sodak") which grants Sodak has the non-exclusive right to market Rainbow 21 to Native Indian Gaming throughout North America. The Company's marketing goal is to achieve an initial 5% penetration into approximately 10,000 Blackjack gaming tables in the United States. Average recurring lease revenue is projected to be approximately $380.00 per table, after distribution costs.

         Fortune Poker. The Company demonstrated the Fortune Poker System game and equipment at the World Gaming Show held in Las Vegas September 23-25, 1998. The Company is preparing a detailed plan including a production time-line, costs and delivery schedule and comprehensive marketing arrangements to launch the Fortune Poker product in the United States market at and following the World Gaming Show. The Company is also in negotiations with several parties interested in distributing Fortune Poker, much in the same manner as the Sodak agreement for Rainbow 21.

         The Company has not, to date, generated any revenues from product distribution nor does its plan contemplate such revenues until the 1999 fiscal year. Accordingly, the Company has since inception funded its operations and capital expenditures primarily through private placements of debt and equity securities. See "Recent Sales of Unregistered Securities". The Company will be required to seek additional financing in the future to execute its business plan. There can be no assurance that such financing will be available at all, or available on terms acceptable to the Company. The Company's products are in the early stage of commercialization and regulatory approval. Other factors which will affect the Company's ultimate commercial success include the competitive environment, the impact of technological change, dependence on key personnel and reliance on third party relationships.

         The Company intends to lease its products to the customers on a revenue-sharing rather than a fixed cost basis. Accordingly, revenue flows to the Company will be affected by seasonal fluctuations in the geographic area of placement of the product. The ability of the Company to generate revenues and positive cash flow will depend on several factors including the nature and speed of the development process, advancement of site testing and the timing and costs in obtaining regulatory approvals for the Company's products.

Item 3.           Description of Property.

         The Company's principal executive offices are located in Las Vegas, Nevada. In addition, the Company has a Canadian subsidiary office located in Vancouver, British Columbia.

         The Company leases 1,036 square feet of space for its executive offices at 2700 East Sunset Road, Suite 39, Las Vegas, Nevada. The lease is for a term expiring February 28, 1999, at a rent of $1,875 per month, with an option to renew on the same for a six month term expiring August 31, 1999.

         The Company also leases 3,433 square feet of office space at 543 Granville Street, Vancouver, British Columbia, Canada. The space is under two separate leases which expire February 28, 2002 as to 2,333 square feet and April 30, 2002 as to 1,100 square feet. The total rent payable under both the leases is $27,000 per annum at current exchange rates..


Item 4.           Security Ownership of Certain Benefical Owners and Management.

         The following table sets forth as of October 1, 1998 the beneficial ownership of Common Stock of the Company, the Company's only class of voting securities, by (i) each person who is known to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director and each of the three highest paid executive officers of the Company and (iii) all officers and directors as a group.

                                                   Amount and Nature of              Percent of
  Name and Address of Beneficial Owner            Beneficial Ownership(1)             Class(1)
  ------------------------------------            -----------------------             --------

WWT & T Ltd.                                             995,000                        8.01%
Firoz Lakhani (2)                                        900,000                        6.86%
D. Bruce Horton (3)                                    1,160,000                        8.96%
David B. Jackson (4)                                     988,650                        7.68%
Roland M. Thomas (5)                                     200,000                        1.59%
Bryan M. Dear (6)                                        910,000                        7.07%
All Officers and Directors
  As a Group (3 persons)                               2,348,650                       17.28%


         (1) Includes all shares currently outstanding and, as to each person named, those which are not outstanding but which such person has the right to acquire within 60 days.

         (2) Includes 200,000 shares owned directly, 400,000 shares subject to a common stock purchase warrant expiring April 1, 2003, exercisable at a price of $.35 per share and 300,000 shares subject to a common stock purchase option expiring May 22, 2003, exercisable at a price of $.90 per share.

         (3) Includes 635,000 shares owned directly, 225,00 shares subject to a common stock purchase option expiring October 14, 2002, exercisable at a price of $.30 per share and 300,000 shares subject to a common stock purchase option expiring May 22, 2003, exercisable at a price of $.90 per share.

         (4) Includes 528,650 shares owned directly, 160,00 shares subject to a common stock purchase option expiring October 14, 2002, exercisable at a price of $.30 per share and 300,000 shares subject to a common stock purchase option expiring May 22, 2003, exercisable at a price of $.90 per share.

         (5) Includes 200,000 shares subject to a common stock purchase option expiring May 22, 2003, exercisable at a price of $.90 per share.

         (6) Includes 450,000 shares owned directly, 160,000 shares subject to a common stock purchase warrant expiring December 31, 2001, exercisable at a price of $.30 per share and 300,000 shares subject to a common stock purchase option expiring May 22, 2003, exercisable at a price of $.90 per share.



Item 5.           Directors, Executive Officers, Promoters and Control Persons

         The current executive officers, directors and significant employees of the Company are as follows:

Name                        Age               Position Or Area of Expertise
----                        ---               -----------------------------


Bryan M. Dear               44                Founding Member of Fortune
                                              Entertainment, Bahamas,
                                              Investor Relations.

D. Bruce Horton             53                CFO, Secretary & Director

David B. Jackson            53                President, CEO & Director

Roland M. Thomas            48                Chief Operating Officer


         Each director is elected to hold office until the next annual meeting of stockholders and until his successor is elected and qualified. All officers serve at the discretion of the Board of Directors.

         The following sets forth with respect to each director and executive of the Company such persons business experience during at least the past five years:

David B. Jackson, Chief Executive Officer & Director.

         Mr. Jackson has twenty-five years experience in management and corporate finance of private and public companies in the gaming, mining and real estate industries, and has served as officer, director and principal. Prior to joining Fortune Bahamas in April 1996, Mr. Jackson was principally employed as Vice President, Consolidated Ramrod Gold Corp. from April 1991 to October 1995 with responsibility for investor relations and financing, and as Vice President of Atlanta Gold Corp. from April 1991 through May 1996 with responsibility for corporate financing and investor relations. He has served as a director of the Company since September 22, 1997.

D. Bruce Horton, Chief Financial Officer & Director.

         Mr. Horton is a Certified General Accountant with over twenty-five years experience in corporate financial reporting, financing, and tax planning in both the private and public sectors. His specialties include corporate management, reorganizations, mergers and acquisitions, international tax structuring, and private and public financing. In early 1986, he co-founded the Clearly Canadian Beverage Corporation and was Chief Financial Officer until March of 1997 when he became Chief Financial Officer and a director of Fortune Bahamas. He has served as Chief Financial Officer, Secretary and as a director of the Company since September 22, 1998.

Roland M. Thomas, Chief Operating Officer.

         Mr. Thomas has been involved in the management of product development, software, systems, technology project management and international corporate development for over 20 years. He has extensive experience in the United States, Far East and Europe, and has been responsible for the development of industrial software systems that are recognized and used around the world. Mr. Thomas has served in executive roles in such diverse market segments as the manufacturing industry, education, cargo handling and gaming. As well, Mr. Thomas has published several papers on product development and is often requested to speak at international industry seminars, universities and conferences. Before joining the Company as Chief Operating Officer in September 1997, Mr. Thomas served commencing February 1996 as Chief Executive Officer of Casino Software Corporation, a public company he presently serves as a director. Mr. Thomas is also employed as President of ERT Technology Corp., a position he has held since August 1993.

Item 6.                  Executive Compensation

         The following table summarizes the aggregate annual remuneration proposed to be paid by the Company to each of the Company's three highest paid executive officers during the current fiscal year and all officers and directors as a group.

NAME OF INDIVIDUAL         CAPACITY IN WHICH              AGGREGATE
OR IDENTITY OF GROUP       REMUNERATION WAS              REMUNERATION
                                RECEIVED

David B. Jackson           President, Chief Executive       $125,000
                           Officer & Director

D. Bruce Horton            Chief Financial Officer          $125,000
                           Secretary & Director

Roland M. Thomas           Chief Operating Officer           $60,000

Officers & Directors                                        $310,000
As a Group (3 persons)

         Mr. Jackson's services are provided to the Company pursuant to a consulting agreement between Fortune Bahamas and 555266 B.C. Ltd., a company of which Mr. Jackson is the principal stockholder. The agreement provides for payment of an annual fee for Mr. Jackson's services of $125,000 payable in monthly installments. The agreement automatically renews for an additional one year period on January 1 in each year unless either party gives written notice of termination prior thereto.

         Mr. Horton's services are provided to the Company pursuant to a consulting agreement between Fortune Bahamas and Continental Consulting Inc., a company of which Mr. Horton is the principal stockholder. The agreement provides for payment of an annual fee for Mr. Horton's services of $125,000 payable in monthly installments. The agreement automatically renews for an additional one year period on January 1 in each year unless either party gives written notice of termination prior thereto.

Stock Options

         Pursuant to separate stock option agreements, the Company has granted options to purchase shares of Common Stock of the Company to certain officers, directors, employees and consultants of the Company during the last fiscal year. See Item 7 with respect to options and warrants granted to certain consultants to the Company who do not serve as executive officers of the Company. The following table sets forth information with respect to stock options granted to the officers and directors of the Company and all executive officers as a group during the last fiscal year ended December 31, 1997:

                                   SHARES
                                  ISSUABLE              EXERCISE
                                    UPON                PRICE PER           EXPIRATION
      NAME                        EXERCISE               SHARE                DATES

D. Bruce Horton                   500,000                $.30            October 14, 2002

David B. Jackson                  500,000                 .30            October 14, 2003

Roland M. Thomas                     -                      -                     -

Officer & Directors as          1,000,000                 .30            October 14, 2003
a Group (3 persons)

         No options were exercised by any of the foregoing persons during the past fiscal year. Subsequent to the end of the fiscal year, Mr. Horton exercised options to purchase 275,000 shares at $.30 per share and Mr. Jackson exercised options to purchase 340,000 shares at $.30 per share.

         1998 Incentive Stock Option Plan. The Company's 1998 Incentive Stock Option Plan (the "Plan") was adopted by the Board of Directors of the Company in 1998. A total of 2,000,000 shares of Common Stock have been reserved for issuance under the Plan. The Plan provides for grants to employees of the Company of stock options which are intended to qualify as "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code, as amended ("ISOs"). The Plan is administered by the Board of Directors or by a committee appointed by the Board. The administrator determines the terms of options and stock purchase rights granted, including the exercise price and the number of shares subject to the option or stock purchase right. The exercise price of incentive stock options granted under the Plan must be at least equal to the fair market value of the Company's Common Stock on the date of grant. The maximum term of options granted under the Plan is 10 years. As of the date of this registration statement, there were no outstanding options under the Plan.

         1998 Non-Qualified Incentive Stock Option Plan. The Company's 1998 Non-Qualified Incentive Stock Option Plan (the "NSOP Plan") was adopted by the Board of Directors of the Company on May 22, 1998. A total of 5,000,000 shares of Common Stock have been reserved for issuance under the NSOP Plan. The NSOP Plan provides for grants to employees, directors, consultants, advisors and others rendering services to the Company of stock options which are not intended to qualify as "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code, as amended. The Plan is administered by the

Board of Directors or by a committee appointed by the Board. The administrator determines the terms of options and stock purchase rights granted, including the exercise price and the number of shares subject to the option or stock purchase right. As of the date of this registration statement, there were outstanding options to purchase 1,425,000 shares of common stock under the NSOP Plan.

         1998 Stock Bonus Plan. The Company's 1998 Stock Bonus Plan (the "Bonus Plan") was adopted by the Board of Directors of the Company in 1998. A total of 500,000 shares of Common Stock have been reserved for issuance under the Plan. The Bonus Plan provides for the grant of shares of Common Stock to employees, directors, consultants and advisors of the Company. The Bonus Plan will be administered by a committee of two directors appointed by the Board. The Committee determines the persons who are to receive Bonus Shares, the number of shares granted and the terms of vesting of such shares. As of the date of this registration statement, no Bonus Shares had been awarded under the Bonus Plan.



Item 7.           Certain Relationships and Related Transactions

         Certain officers and directors have each made loans or advances to the Company which in the case of each such officer or director have not exceeded $60,000 at any time. See Note 7 of Notes to Consolidated Financial Statements.

         Mr. Brian Dear, a founder of the Company's Fortune Bahamas subsidiary, provides investor relations consulting services to the Company pursuant to a consulting agreement between Fortune Bahamas and BMD Financial Inc., a company of which Mr. Dear is the principal stockholder. The agreement provides for payment of an annual fee for consulting services of $125,000 payable in monthly installments. The agreement automatically renews for an additional one year period on January 1 in each year unless either party gives written notice of termination prior thereto. Pursuant to the agreement, on November 14, 1997, Mr. Dear was granted an option expiring December 31, 2001 to purchase 500,000 shares of the Company's Common Stock at a purchase price of $.30 per share. On April 1, 1998, Mr. Dear exercised the option with respect to 340,000 shares and made payment by crediting the $102,000 exercise price against the amount then past due under the consulting agreement with BMD Financial. On May 22, 1998, as additional consideration for services rendered, Mr. Dear was granted a Non-Qualified Stock Option expiring May 22, 2003, to purchase 300,000 shares of Common Stock at a price of $.90 per share.

         Mr. Firoz Lakhani provides business and consulting services to the Company pursuant to a consulting agreement dated as of April 1, 1998, between the Company and Moorgate Management Inc.("Moorgate"), a company of which Mr. Lakhani is the principal stockholder. The agreement provides for payment of an annual fee for consulting services of $125,000 payable in monthly installments. The agreement automatically renews for an additional one year period on April 1 in each year unless either party gives written notice of termination prior thereto. Upon execution of the agreement in accordance with the terms of the agreement Moorgate was granted 200,000 shares of the Company's Common Stock and a warrant expiring April 1, 2003 to purchase 400,000 shares of Common Stock at a price of $.035 per share. On May 22, 1998, as additional consideration for services rendered, Mr. Lakhani was granted a Non-Qualified Stock Option expiring May 22, 2003, to purchase 300,000 shares of Common Stock at a price of $.90 per share.

Item 8.           Description of Securities

         The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $0.0001 per share, and 1,100,000 Series A Preferred Stock, par value $0.0001; 1,100,000 Series B Preferred Stock, par value $0.0001; and 1,100,000 Series C Preferred Stock, par value $0.0001. As of July 31, 1998, there were 10,593,020 shares of Common Stock outstanding and 323 holders of record. In addition, there were 272,364 Preferred Shares of Series A, 1,090,464 Series B shares and 1,090,464 Series C shares issued and outstanding respectively.

         Each share of the Series A Preferred Stock is, at the option of the holder of the shares, convertible into one share of the Common Stock. As of July 31, 1998, there were 272,364 Series A shares outstanding.

         Each share of the Series B Preferred Stock is, at the option of the holder of the shares, convertible into one share of the Common Stock. As of July 31, 1998, there were 1,090,464 Series B shares outstanding.

         Each of the Series C Preferred Stock is, at the option of the holder of the shares, convertible into one share of the Company's common stock commencing November 20, 1998. As of July 31, 1998, there were 1,090,464 Series C shares issued and outstanding.

         Each of the shares of Common Stock has equal dividend, liquidation and voting rights. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Holders of the shares of Common Stock are entitled to receive dividends when, and if, declared by the Board of Directors from funds legally available therefore. The shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe for additional shares.

         The rights of holders of shares of Common Stock as described above, will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stocks that are currently issued or that may be issued in the future. The Board of Directors currently does not contemplate the issuance of any further Preferred Stock.

         The holders of issued and outstanding Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock ("Preferred Stock") in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board of directors out of funds legally available for the purpose, annual dividend payable in cash on the 1st day of January, in each year, commencing on January 15, 1998 at the rate of $0.01 per share per year.

         Dividends which are not declared, will not accrue. Dividends not declared will not cumulate. Accrued, but unpaid dividends shall not bear interest. Dividends paid in an amount less than the total amount of such dividends at the time such dividends are declared and become payable shall be allocated pro rata on a share-by-share basis among all such shares outstanding at that time. The Board of Directors may fix a record date for the determination of holders of the Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than thirty
(30) days prior to the date fixed for the payment thereof.

         Holders of the Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of common Shares and any other capital stock of the Company having general voting rights as set forth herein) for taking any corporate action.

         Whenever dividends declared or other distribution payable on the Preferred Stock as provided above are in arrears, thereafter and until all unpaid dividends and distributions on Preferred Stock outstanding shall have been paid in full, the Company shall not:

         (a) declare or pay dividends, or make any other distribution, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Preferred Stock;

         (b) declare or pay dividends, or make any other distribution, on any shares of stock ranking on a parity (either as to dividend or upon liquidation, dissolution or winding up) with the Preferred Stock, except dividends paid notably on the Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

         (c) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Preference Stock, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of stock of the Company ranking junior (both as to dividends and upon liquidation, dissolution or winding up) to the Preferred Stock; or,

         (d) redeem, purchase or otherwise acquire for consideration Preferred Stock, or any shares of stock ranking on a parity with the Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

                                     PART II


Item 1. Market Price of And Dividends on The Registrant's Common Equity And Other Shareholder Matters.

Market Information

         The Common Stock is traded on the Over the Counter Bulletin Board under the symbol "FETG". The following table presents the high and low closing bid quotations for the Common Stock as reported by the National Quotation Bureau for each quarter beginning May 8, 1998 when the stock first commenced trading. Such prices reflect inter-dealer quotations without adjustments for retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.


                                                        Closing Bid

         Period                                     Low             High

         May 8, 1998 - June 30, 1998            $ .53125         $ 2.00000
         July 1, 1998-September 30, 1998          .87500           1.96875
         October 1, 1998-October 29, 1998         .40625            .78125

         As of June 18, 1998, the Company's Common Stock has been authorized to trade in Germany on the Berlin Stock Exchange under the symbol "FET".

         The Registrant has approximately 322 record holders of its Common
Stock.

Dividends

         The Company has never declared or paid any cash dividends. It is the present policy of the Company to retain earnings to finance the growth and development of the business and, therefore, the Company does not anticipate paying dividends on its common stock in the foreseeable future.


Item 2.     Litigation

         The Company's subsidiary, Fortune Entertainment Corporation of British Columbia, Canada, commenced an action in the Vancouver Registry of the Supreme Court of British Columbia on May 6, 1998 against Advanced Gaming Technology, Inc. to recover $990,000 as a debt owed by defendant to plaintiff pursuant the defendant's written agreement made March 30, 1998 to pay plaintiff $990,000 to repurchase from plaintiff the plaintiff's right to participate in defendant's interest in a United Kingdom bingo project. The Plaintiff intends to make an application to the Supreme Court of British Columbia for a summary trial of the action. See Note 5 of Notes to Consolidated Financial Statements.

         In addition, the Company is engaged in routine litigation incident to its business which would not, in the opinion of the Company, individually or in the aggregate, have a material adverse effect on the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

         None


Item 4.     Recent Sales of Unregistered Securities.


         The following sets forth certain information regarding sales of, and other transactions with respect to, securities of the Company issued during the past three years (or since inception), which sales and other transactions were not registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Unless otherwise indicated, no underwriters were used in such transactions.


         (i) On August 26, 1997, the Company issued 100 common shares for net proceeds of $10 to Bona Vista West Ltd. These shares were privately offered and issued in reliance on the exemption from registration afforded by Section 4(2) under the Securities Act of 1933, as amended (the "Securities Act").

         (ii) On September 16, 1997, as consideration for the merger of FET, Inc., a Colorado Corporation, with and into the Company, the Company issued 2,175,456 common shares to the former shareholders of FET, Inc. in an offering exempted from registration under Rule 504 of Regulation D of the Securities Act.

         (iii) On September 17, 1997, the Company issued 999,900 common shares for net proceeds of $100 to Bona Vista West Ltd. These shares were privately offered and issued in reliance on the exemption from registration afforded by Section 4(2) under the Securities Act of 1933, as amended (the "Securities Act")

         (iv) Pursuant to Subscription Agreements dated September 22, 1997 and October 10, 1997, the Company issued 75,000 shares for a net proceeds of $72,000 (60,000 shares @ $0.95 and 15,000 shares @ $1.00). These shares were issued pursuant to the exemption afforded by Regulation S under the Securities Act.

         (v) On October 14, 1997, the Company issued 1,090,464 common shares, 1,909,464 shares of Series A Preferred Stock, 1,090,464 shares of Series B Preferred Stock, 1,090,464, shares of Series C Preferred Stock in exchange for all the issued and outstanding shares of Fortune Bahamas. Each share of the Company's Preferred Stock is, at the option of the holder, convertible into one share of the Company's Common Stock on and after the following dates: Series A Preferred Stock-May 20, 1998, Series B Preferred Stock-August 20, 1998, Series C Preferred Stock-November 20, 1998. As of July 31, 1998 818,100 shares of the Company's Series A Preferred Stock had been converted into 818,100 common shares. (See "Description of the Business--Business of the Issuer-Material Acquisitions") These share were issued as a private offering under Regulation D of the Securities Act.

         (vi) In October 1998, the Company entered into a Subscription Agreement with a non-US person in an offshore transaction pursuant to which it issued 125,000 shares of Common Stock for net proceeds of $250,000. The Company relied upon the exemption from registration afforded by Regulation S.

         (vii) On November 1, 1997, the Company issued 15,000 common shares to Keith Lim for a consideration of $15,000 in a private offering. The company relied upon the exemption afforded by
                  Section 4(2) of the Securities Act.

         (viii) Pursuant to an Agreement dated November 19, 1997, as amended, with Team Rainbow, Inc., the Company issued 250,000 common shares to Team Rainbow, Inc. in payment of a portion of the consideration for the Rainbow 21 blackjack game acquired from Team Rainbow, Inc. These shares were issued in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act. (See "Description of the Business--Business of the Issuer-Material Acquisitions").

         (ix) On March 11,1998, the Company issued and sold 125,000 common shares to International High Adventures for $250,000 in a private offering under Rule 504 of Regulation D of the Securities Act.

         (x) On March 12, 1998, the Company issued and sold 345,000 common shares to Partner Marketing AG for $258,750 and 345,00 shares to Turf Holdings Ltd. for $258,750 in a private offering relying upon the exemption afforded by Section 4(2) of the Securities Act.

         (xi) On March 12, 1998, the Company issued and sold 35,000 common shares to Theodore Silvester Jr. for $70,000 and 470,000 common shares to Anastasia Danton for $940,000 in a private offering in connection with the acquisition of Professional Video Associates, Inc. (See "Description of the Business--Business of the Issuer-Material Acquisitions" ) The company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         (xii) In March, 1998, the Company issued 150,000 common shares to Bruno Benedet as a finder's fee for the introduction of SGTI to the Company. These shares were privately offered and issued in reliance on the exemption from registration afforded by
                  Section 4(2) under the Securities Act. (See "Description of the Business-Business of the Issuer-Material Acquisitions").

         (xiii) In April 1998, pursuant to Subscription Agreements, the Company issued 17,000 (9,000 to Stephen Katz Ltd. and 8,000 to Michael Taylor) common shares of the Company to for an aggregate amount of $20,400. In the same month, the Company issued 690,000 units (each unit comprising of one common share and one share purchase warrant entitling the holder to purchase an additional common share of the Company @ $0.75) for a net proceeds of $517,500. For these transactions, the Company relied upon the exemption afforded by Regulation S.

         (xiv) Between May through August, 1998, the Company issued 818,000 common shares to shareholders of Fortune Bahamas who converted 818,000 shares of Series A Preferred Stock. The shares were issued under Rule 504 of Regulation D of the Securities Act.

         (xv) On April 1, 1998, the Company issued 200,000 common shares to Moorgate Mgmt. Inc. in consideration of services rendered to the Company under the exemption afforded by Section 4(2) of the Securities Act.

         (xvi)    On April 1, the Company issued 340,000 common shares to David
                  B. Jackson and 340,00 common shares to BMD Financial Inc. in each case for a consideration of $102,000, and 275,000 common shares to D. Bruce Horton for a consideration of $82,500 upon the exercise of certain options (in each case, at $0.30 per option). The company relied upon the exemption afforded by
                  Section 4(2) of the Securities Act.

         (xvii) On April 3, the Company issued 200,000 common shares to Gerald Wittenberg in consideration of services rendered to the Company in connection with the Company's acquisition of Professional Video Associates, Inc. (See "Description of the Business--Business of the Issuer-Material Acquisitions"). The company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         (xviii) In May 1998, the Company issued 10,000 common shares to Rosalyn Zisman for a consideration of $12,000, 12,000 common shares to Ken Lee for a consideration of $12,000 and 100,000 common shares to L-Hermitage Investment Ltd. for a consideration of $75,000. In each case, the Company relied upon the exemption afforded by Section 4(2) of the Securities Act.


         (xix) In May 1998, pursuant to Subscription Agreements, the Company for a consideration of $26,400 issued 22,000 common shares. In addition, pursuant to an Offshore Subscription Agreement, the Company issued 100,000 units (each unit comprising of one common share and one share purchase warrant entitling the holder to purchase one additional share for $0.75 in year one and $0.90 in year two for net proceeds of $75,000. These securities were issued pursuant to Regulation S.


         (xx) On May 22, 1998, the Company issued 995,500 common shares to WWT & T Ltd., 37,500 common shares to Stephen Holniker, 10,000 common shares to Richard Falck, 70,000 common shares to Neil Glassman and 30,000 common shares to Steven Angstreich in payment of a portion of the purchase price for the acquisition of Professional Video Associates, Inc. (See "Description of the Business--Business of the Issuer-Material Acquisitions.") The company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         (xxi) On May 27, 1998, the Company issued 37,500 common shares to Stratford Technologies, Ltd. in consideration of services rendered to the Company. The company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         (xxii) On June 18, 1998, the Company issued 200,000 common shares for in connection with the acquisition of certain assets of Team Rainbow, Inc. (See "Description of the Business--Business of the Issuer-Material Acquisitions.")

                  The company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         (xxiii) In June and July, pursuant to Offshore Subscription Agreement, the Company issued 1,000,000 Units in four separate transactions (each Unit comprising of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.75 in year one and $0.85 in year two. These Company realized net proceeds of $750,000 and the Units were issued pursuant to the exemption afforded by Regulation S under the Securities Act.

         (xxiv) In addition to the above-noted transactions, the Company, pursuant to an Agreement dated June 7, 1998 as amended, with PVA, issued a total of 1,647,500 shares and paid a finder's fee of 200,000 shares. The Company relied upon the exemption afforded by Section 4(2) of the Securities Act (See "Description of the Business--Business of the Issuer-Material Acquisitions").

         (xxv) On June 20, 1998, the Company issued 25,000 common shares to Mitchell A. Garber and 25,000 common shares to Lazarus Charbonneau in respect of services rendered to the Company. The company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         (xxvi) On July 6, 1998, the Company issued 200,000 common shares to Clarion Finanz, AG for a purchase price of $150,000, 200,000 common shares to Professional Trading Services Ltd. for a consideration of $150,000, 300,000 common shares to Clyde Resources Ltd. for a consideration of $225,000 and 300,000 common shares to Caulfield Management Ltd. for a consideration of $225,000. The Company relied upon the exemption provided under Regulation S.

         (xxvii) On July 22, 1998, the Company issued 50,000 shares to Team Rainbow Inc. in connection with the acquisition of certain assets of Team Rainbow, Inc. (See "Description of the Business--Business of the Issuer-Material Acquisitions.") The company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         (xxviii) On July 27, 1998, the Company issued 50,000 shares to Fortune
                  Capital Management Inc. at a consideration of $37,500 in a private offering. The company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         (xxix) On July 28, 1998, the Company issued 150,000 common shares to Lines Overseas Management Ltd. for a consideration of $112,500 in a private offering. The Company relied upon the exemption afforded by Section 4(2) of the Securities Act.

Item 5.           Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law permits a corporation to grant indemnification to directors, officers, employees and other agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including expenses, arising in connection with the Securities Exchange Act of 1934, as amended, and the Securities Act of 1934, as amended. Pursuant to the Certificate of Incorporation and Bylaws of the Registrant, the Registrant is empowered to indemnify its directors and officers of the Registrant to the fullest extent permitted by law.

         Article XIII of the Registrant's Certificate of Incorporation eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of their fiduciary duties as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts by such director as specified by the Delaware Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 or the Securities Exchange Act of 1934 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and the Securities Exchange Act of 1934 and is therefore unenforceable.

                                    PART F/S


Financial Statements

List of Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS OF FORTUNE ENTERTAINMENT CORPORATION




Audited Financial Statements for the Period from August 19, 1997 to December 31, 1997

     Independent Auditor's Report
     Balance Sheet as of December 31, 1997
     Consolidated Statement of Operations
     Statement of Shareholders' Equity
     Statement of Cash Flows
     Notes to Audited Financial Statements



Financial Statements for the Six Month Period Ended June 30, 1998
                                  (unaudited)

     Balance Sheet as of June 30, 1998
     Consolidated Statement of Operations
     Consolidated Statement of Cash Flows
     Notes to Unaudited Financial Statements



FINANCIAL STATEMENTS OF FORTUNE ENTERTAINMENT CORPORATION (BAHAMAS)

         Audited Financial Statements of Fortune Entertainment Corporation for the year ended December 31, 1997 and the period from incorporation on April 2, 1996 to December 31, 1996

         Pro Forma Unaudited Consolidated Statements of Operations of Fortune Entertainment Corporation and Fortune Entertainment Corporation (Bahamas) for the year ended December 31, 1997

                                    PART III

Item 1.           Index to Exhibits.

                  The Exhibit Index specifying the sequential page number of each Exhibit filed herewith appears immediately after the financial statements.



Item 2.           Description of Exhibits.


         2.1      Articles of Incorporation of Registrant

         2.2      By-Laws of the Registrant

         3.1 Certificate of Designation, Preferences and Rights of the Series A Preferred Stock

         3.2 Certificate of Designation, Preferences and Rights of the Series B Preferred Stock

         3.3 Certificate of Designation, Preferences and Rights of the Series C Preferred Stock

         5.1 Purchase & Sale Agreement between the Company and Video Lottery Consultants, Inc. for Professional Video Associates, Inc. dated September 5, 1997, as amended.

         5.2 Letter Agreement between Team Rainbow Inc. and the Company dated November 19, 1997, as amended.

         5.3 Assignment of Software Release Agreement between William M. Danton & Fortune Entertainment Corporation (Bahamas).

         5.4 Assignment of Manufacturing Agreement dated July 14, 1998 between Video Lottery Consultants, Inc. & Fortune Entertainment Corporation (Bahamas).

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            By:    /s/ David Jackson
                                                  -----------------------------

Date: October 30, 1998                                 Chief Executive Officer

                         INDEX TO FINANCIAL STATEMENTS





CONSOLIDATED FINANCIAL STATEMENTS OF FORTUNE ENTERTAINMENT CORPORATION
Audited Financial Statements for the Period from August 19, 1997 to December 31, 1997

     Independent Auditor's Report...............................................................................................F-2

     Balance Sheet as of December 31, 1997......................................................................................F-2

     Consolidated Statement of Operations.......................................................................................F-4

     Statement of Shareholders' Equity..........................................................................................F-5

     Statement of Cash Flows....................................................................................................F-6

     Notes to Audited Financial Statements......................................................................................F-7



Financial Statements for the Six Month Period Ended June 30, 1998
                                  (unaudited)

     Balance Sheet as of June 30, 1998.........................................................................................F-22

     Consolidated Statement of Operations......................................................................................F-24

     Consolidated Statement of Cash Flows......................................................................................F-25

     Notes to Unaudited Financial Statements...................................................................................F-26

FINANCIAL STATEMENTS OF FORTUNE ENTERTAINMENT CORPORATION (BAHAMAS)

         Audited Financial Statements of Fortune Entertainment Corporation for
                 the year ended December 31, 1997 and the period from
                 incorporation on April 2, 1996 to December 31, 1996...........................................................F-31

         Pro Forma Unaudited Consolidated Statements of Operations
                  of Fortune Entertainment Corporation and Fortune
                  Entertainment Corporation (Bahamas) for the year
                  ended December 31, 1997......................................................................................F-39


                                      F-1

--------------------------------------------------------------------------------


                         INDEPENDENT AUDITORS' REPORT


================================================================================


To the Shareholders of
Fortune Entertainment Corporation

We have audited the accompanying consolidated balance sheet of Fortune Entertainment Corporation as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from August 19, 1997 to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fortune Entertainment Corporation at December 31, 1997 and the consolidated results of its operations and its cash flows for the period from August 19, 1997 to December 31, 1997, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG

March 6, 1998 (except for Notes 5 and
11 which are as of July 31, 1998).

Vancouver, Canada,

--------------------------------------------------------------------------------


Fortune Entertainment Corporation


                          CONSOLIDATED BALANCE SHEET


================================================================================

As at December 31



                                                                        1997
                                                                          $
------------------------------------------------------------------------------

ASSETS
Current
Cash                                                                  41,890
Accounts receivable                                                   28,183
Prepaid expenses and other current assets                             22,496
------------------------------------------------------------------------------
Total current assets                                                  92,569
------------------------------------------------------------------------------
Deposit [Note 11[c]]                                                  10,000
Investments [Note 5]                                                       1
Property and equipment, net [Note 6]                                  67,807
Goodwill, net of accumulated amortization of $13,278                 600,182
[Note 3[a]]
Intellectual Property - PVA Electronic Tournament Poker            5,106,986
[Note 4]
------------------------------------------------------------------------------
Total assets                                                       5,877,545
------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                              75,790
Due to related parties [Note 7[a]]                                   360,256
Loans payable [Note 8]                                               334,671
Purchase consideration payable [Note 3[b]]                         1,906,986
------------------------------------------------------------------------------
Total current liabilities                                          2,677,703
------------------------------------------------------------------------------
Purchase consideration payable [Note 3[b]]                         1,433,014
------------------------------------------------------------------------------
Total liabilities                                                  4,110,717
------------------------------------------------------------------------------
Commitments and contingencies [Notes 3, 4 and 11]

Stockholders' equity
Share stock [Note 9]
   Common stock, $0.0001 par value                                       427
     30,000,000 authorized, 4,265,920 issued and outstanding
   Preferred Stock, $0.0001 par value, convertible                       327
     For each of Class A, B and C Preferred Stock:
     1,100,000 authorized, 1,090,464 issued and outstanding
Additional paid in capital                                         1,547,188
Share stock to be issued [Notes 9[c] and 9[d]]                     1,675,000
Accumulated deficit                                               (1,456,114)
------------------------------------------------------------------------------
Total stockholders' equity                                         1,766,828
------------------------------------------------------------------------------
Total liabilities and stockholders' equity                         5,877,545
================================================================================

See accompanying [Notes

On behalf of the Board:

                                                            /s/ David Jackson
                                                            -----------------
                                    Director                      Director

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                      CONSOLIDATED STATEMENT OF OPERATIONS


================================================================================

Period from August 19, 1997 to December 31, 1997




                                                                          1997
                                                                            $
--------------------------------------------------------------------------------

EXPENSES
Advertising                                                              1,941
Amortization of intangible assets                                       13,278
Bank charges and interest                                                8,047
Depreciation                                                             4,310
Foreign exchange loss                                                    4,681
Management fees [Note 7[b]]                                            126,050
Office and miscellaneous                                                39,696
Professional fees                                                      102,874
Rent                                                                     8,515
Salaries and wages                                                      34,711
Travel, promotion and entertainment                                     77,998
--------------------------------------------------------------------------------
Total expenses                                                         422,101
--------------------------------------------------------------------------------
Loss before the following:                                            (422,101)
Investment valuation reserve [Note 5]                               (1,034,013)
--------------------------------------------------------------------------------
Loss for period and deficit end of period                           (1,456,114)
--------------------------------------------------------------------------------

Basic and diluted loss per share [Note 9[f]]                             (1.26)
================================================================================

See accompanying [Notes

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


================================================================================

December 31, 1997





                                         COMMON STOCK                PREFERRED STOCK
                                         ------------                ---------------        ADDITIONAL
                                    NUMBER                       NUMBER                      PAID-IN     ACCUMULATED
                                  OF SHARES       AMOUNT       OF SHARES       AMOUNT        CAPITAL       DEFICIT         TOTAL
                                    #             $              #             $              $             $              $
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1996                --            --             --          --               --            --            --

Issuance of common stock
    [Note 9[b]]                   4,265,920           427             --          --          390,523            --        390,950

Common stock to be issued
    [Notes 9[c] and 9[d]]                --     1,675,000             --          --               --            --      1,675,000

Issuance of preferred stock
    [Note 9[b]]                          --            --      3,271,392         327        1,156,665            --      1,156,992

Net loss for the period                  --            --             --          --               --    (1,456,114)    (1,456,114)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997        4,265,920     1,675,427      3,271,392         327        1,547,188    (1,456,114)     1,766,828
====================================================================================================================================

See accompanying [Notes

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                      CONSOLIDATED STATEMENT OF CASH FLOWS


================================================================================

Period from August 19, 1997 to December 31, 1997




                                                                         1997
                                                                           $
-----------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss for period                                                (1,456,114)
Adjustments to reconcile net loss to net cash used in
   operating activities:
   Amortization of intangible assets                                   13,278
   Depreciation                                                         4,310
   Investment valuation reserve                                     1,034,013
Changes in operating assets and liabilities:
   Accounts receivable                                                (10,915)
   Prepaid expenses and other current assets                          (12,373)
   Accounts payable and accrued liabilities                            52,310
-----------------------------------------------------------------------------
Net cash used in operating activities                                (375,491)
-----------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of property and equipment                                  (6,017)
Acquisition of investments                                            (44,014)
Businesses acquisitions, net of cash acquired                         (18,850)
-----------------------------------------------------------------------------
Net cash used in investing activities                                 (68,881)
-----------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from capital contributions                                     5,285
Shares subscriptions received                                         265,000
Borrowings under loans payable                                         84,671
Advances from related parties                                         131,306
-----------------------------------------------------------------------------
Net cash provided by financing activities                             486,262
-----------------------------------------------------------------------------

Net increase in cash during the period and cash,
   end of period                                                       41,890
=============================================================================

See accompanying [Notes

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997





1. FORMATION AND BUSINESS OF THE COMPANY

Fortune Entertainment Corporation (the "Company"), was incorporated on August 25, 1997 in Delaware. On September 16, 1997, the Company acquired all of the issued and outstanding share stock from shareholders of FET, Inc. (a Colorado Corporation incorporated on August 19, 1997) for consideration of 2,175,456 common shares of the Company. As a result of this acquisition, the previous shareholders of FET, Inc., as a group, owned more than 50% of the issued and outstanding voting shares of the Company. Consequently, this business combination has been accounted for as a reverse acquisition whereby FET, Inc. is deemed to have acquired the Company. Accordingly, the consolidated balance sheet of the Company as at December 31, 1997 is based upon the accounts of FET, Inc. at their historic net book value and the accounts of the Company at their estimated fair value at the time of the transaction. The estimated fair value of the Company at the time of the transaction was based upon an ascribed value of $0.10 per share for the 100 common shares of the Company that were outstanding prior to the transaction with FET, Inc.

The deemed acquisition of the Company by FET, Inc., based upon the Company's financial statements as at the date of its incorporation on August 25, 1997 was as follows:

                                                                         $
                                                                        ---

Net assets acquired
Cash                                                                     10
                                                                        ===

Deemed consideration
100 shares of the Company outstanding prior to
   acquisition by FET, Inc.                                              10
                                                                        ===

The Company is the surviving corporation and is committed to developing gaming and entertainment products for both the North American and International markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Fortune Entertainment Corporation (Bahamas), Fortune Entertainment Corporation (British Columbia, Canada), and Professional Video Association, Inc. (Delaware). All significant intercompany accounts and transactions have been eliminated.

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying [Notes. Actual results could differ from these estimates.

Financial instruments

Amounts reported for cash, accounts receivable, accounts payable and accrued liabilities, due to related parties, loans payable and purchase consideration payable are considered to approximate fair value primarily due to their short maturities.

Property and equipment

Property and equipment are stated at cost and are being depreciated on a straight-line basis over the estimated useful lives of the related assets (2 - 5 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or the estimated lives.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash in the bank. The Company maintains cash with high quality financial institutions.

Advertising costs

Advertising costs are expensed as incurred.

Investments and accounting for impairment of long-lived assets

Investments are recorded at the lesser of historical cost or net recoverable value. The Company continually evaluates whether events and circumstances have occurred indicating the remaining estimated useful life of long-lived assets may warrant revision, or long-lived asset balances may not be recoverable. If factors indicate long-lived assets have been impaired, the Company uses an estimate of the remaining value of the long-lived assets in measuring recoverability. Unrecoverable amounts are charged to operations in the applicable period.

Goodwill and intellectual property

Goodwill is being amortized on a straight-line basis over ten years commencing October 14, 1997. PVA Electronic Tournament Poker will be amortized on a straight-line basis over ten years commencing in fiscal 1998.

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Stock-based compensation

The Company accounts for stock-based compensation based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and allows companies to choose either: 1) a fair value method of valuing stock-based compensation which will effect reported net income; or 2) to follow the existing accounting rules for stock-based compensation but disclose what the impact would have been had the fair value method been adopted. The Company elected the disclosure option of this standard. See Note 9[e].

Computation of Net Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for that period. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of convertible securities. As at December 31, 1997, there were no dilutive potential common shares and therefore the dilutive loss per share is equivalent to the basic loss per share.

Recent Pronouncements

During June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes requirements for disclosure of comprehensive income and becomes effective for the Company for fiscal years beginning after December 15, 1997, with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. The Company is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact the Company's results of operations.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise on Related Information", which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report elected segment information quarterly and to report entity-wide disclosures about products and services, major customers and major countries in which the entity holds assets and reports revenues. The Company has not yet evaluated the effects of this change on its reporting segment information.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits". The Company does not have any such plans for its employees.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities". The Company does not acquire derivatives or engage in hedging activities.

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


3. BUSINESS ACQUISITIONS

[a]  Fortune Entertainment Corporation (Bahamas)

On October 14, 1997 the Company acquired all of the issued and outstanding share stock from shareholders of Fortune Entertainment Corporation (Bahamas), ("FECB"), for the following consideration:
                                                 # of Shares              $
-------------------------------------------------------------------------------

Purchase price                                                      1,542,657
-------------------------------------------------------------------------------

Consideration given:
Common Stock                                      1,090,464           385,665
Series A Preferred Stock                          1,090,464           385,664
Series B Preferred Stock                          1,090,464           385,664
Series C Preferred Stock                          1,090,464           385,664
-------------------------------------------------------------------------------
                                                                    1,542,657
===============================================================================

All of the Preferred Stock is convertible at specific dates as described in
Note 9 [a]. The value ascribed to the shares as shown above represents the value of the issued and outstanding share stock of FECB immediately prior to the transaction.

The purchase price has been allocated according to the estimated fair values of the assets and liabilities of FECB as follows:


                                                                     $
----------------------------------------------------------------------------

Cash                                                                26,150
Accounts receivable                                                 17,268
Prepaid expenses                                                    10,123
Property and equipment                                              66,100
Investment in Advanced Gaming Technology, Inc. [Note 5]            990,000
PVA Electronic Tournament Poker [Note 4]                           321,986
Accounts payable                                                   (23,480)
Loan payable                                                      (250,000)
Due to related parties                                            (228,950)
Goodwill on acquisition                                            613,460
----------------------------------------------------------------------------
Total                                                            1,542,657
============================================================================

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


3. BUSINESS ACQUISITIONS (continued)

[b]  Professional Video Association, Inc.

Pursuant to a Purchase and Sale Agreement (the "Agreement") dated September 5, 1997 with William Danton and Video Lottery Consultants, Inc. (the "Danton Group"), the Company has acquired 100% of the remaining issued share stock of Professional Video Association, Inc. ("PVA"). Details of this acquisition are as follows:

                                                                    # of Shares              $
--------------------------------------------------------------------------------------------------

Investment in PVA acquired in the FECB acquisition                                       321,986
   [Note 3[a]]
Cash paid to December 31, 1997 pursuant to the Agreement                                  35,000
--------------------------------------------------------------------------------------------------
Sub-total                                                                                356,986
--------------------------------------------------------------------------------------------------
Cash payments due:
1998                                                                                   1,906,986
1999                                                                                     500,000
2000                                                                                     500,000
2001                                                                                     433,014
--------------------------------------------------------------------------------------------------
Sub-total                                                                              3,340,000
--------------------------------------------------------------------------------------------------
Common shares to be issued in 1998                                     705,000         1,410,000
--------------------------------------------------------------------------------------------------
Total                                                                                  5,106,986
==================================================================================================

All of the common shares were issued at an ascribed value of $2.00 per share being the guaranteed amount pursuant to the "top-up-Provision" discussed in
Note 11[d] and accounted for pursuant to Emerging Issues Task Force Abstract 97-10. PVA was originally formed to capitalize on the patented software invention ("Intellectual Property") of a skill poker software game known as PVA Electronic Tournament Poker. The entire purchase price has been allocated to the Intellectual Property [see Note 4].

On or before December 31, 1998, the Company has the option to pay the outstanding balance of the consideration with respect to this agreement without bonus or penalty at a 5% discount.

The acquisition of PVA includes the assumption of a Manufacturing Agreement dated April 24, 1997 with Amusement World, Inc. to have them manufacture PVA Terminals. The term of the agreement is April 24, 1997 to April 23, 2007 and PVA is committed to placing purchase orders for a minimum of 333 PVA Terminals per year during the first three years of this agreement.

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997

4. INTELLECTUAL PROPERTY

Intellectual property consists of the patented software invention discussed in
Note 3[b] and known as PVA Electronic Tournament Poker.

To the extent that the Company sublicenses rights derived from PVA Electronic Tournament Poker, the Company must pay the Danton Group 20% of all up-front licensing fees paid or payable to the Company. Also commencing April 2, 1998 (the "Trigger Date"), and continuing on the annual anniversary date of the Trigger Date and every year during either the life of the patent, which forms part of the Intellectual Property, and any extension of the patent, the Company must issue common stock to Mr. Danton equivalent to the Predetermined Percentages times Net Earnings divided by the Average Share Price. The Agreement provides the following definitions for this formula:

o Predetermined Percentages are 2% in year one, 3% in year two, 4% in year three, 5% in year four and 10% in year 5 and thereafter, provided that the percentage will automatically increase to 10% once Net Earnings are at least $10,000,000.

o Net Earnings represents earnings from the revenues derived from the Intellectual Property before income tax, depreciation and amortization.

o Average Share Price refers to the average trading price of the Company's common stock on the NASD OTC Bulletin Board for the last 30 trading days of the fiscal year.

Until the Company meets all of the above obligations in a timely manner, the PVA stock is subject to a Stock Pledge Agreement whereby Mr. Danton has been granted a security interest in 60% of the issued and outstanding PVA stock which provides for the right of Mr. Danton to obtain ownership and control of the pledged stock if the Company defaults under this Agreement. While the Stock Pledge Agreement is in place, the Company is not permitted to change, amend or modify its bylaws and certificate of Incorporation; sell, convey or transfer any of the assets associated with this Agreement; or incur any debt, liability or other obligation or responsibility outside the ordinary course of business without the prior written consent of the Danton Group. Additionally, Mr. Danton has been granted an option to purchase the other 40% of the issued and outstanding PVA stock upon default of this Agreement by the Company at a price equivalent to that paid by the Company.

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


5. INVESTMENTS

Investments consist of the following:
                                                                        1997
                                                                          $
------------------------------------------------------------------------------

Advanced Gaming Technology, Inc.                                   1,034,014
Less valuation reserve                                            (1,034,013)
------------------------------------------------------------------------------
                                                                           1
==============================================================================

Advanced Gaming Technology, Inc. ("AGT") is engaged in the business of designing and developing electronic bingo products. In a July 17, 1996 agreement AGT granted FECB the right to financially participate in a number of gaming ventures in which AGT has an interest:

[i] The acquisition of a 15% carried interest in AGT's interest in a United Kingdom Bingo Project.

     The Company has incurred expenses relating to the United Kingdom Bingo Project development of $44,014 following its initial $990,000 investment made in connection with its acquisition of FECB.

[ii] The Company has the right to acquire an 18.75% interest in AGT's interest in the development and marketing of the SEGA Sonic Bingo(TM) game. Sonic Bingo is a joint venture between AGT and Sega Gaming Technology, Inc. ("SEGA").

By a letter agreement dated March 30, 1998, AGT agreed to purchase back the Company's interest in the United Kingdom Bingo Project and the SEGA Sonic Bingo Project for $990,000. AGT had agreed to issue a promissory Note to the Company for the project purchase amount and collaterize the Note with the two projects. AGT has failed to issue the agreed upon promissory Note and the related security. The Company has issued a writ against AGT and is in the process of trying to obtain a judgment against the Company. AGT has filed a statement of defense denying most of the claims and declaring the agreement void. Additionally management of the Company has been advised that AGT does not currently have the resources to repay the Company at this time and as a result a valuation reserve has been recorded against the investment.

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                     December 31, 1997
                                               -------------------------------
                                                                  Accumulated
                                                   Cost          Depreciation
                                                     $                 $

==============================================================================
Furniture and equipment                             53,054             2,884
Computer equipment and software                     12,812             1,076
Leasehold improvements                               6,251               350
------------------------------------------------------------------------------
                                                    72,117             4,310
------------------------------------------------------------------------------
                                                              67,807
==============================================================================


7. RELATED PARTY TRANSACTIONS

[a] The amounts due to related parties consist of advances from shareholders acting as directors and officers. These amounts are without interest or stated terms of repayment.

[b] Management fees of $126,050 have been expensed related to shareholders acting as directors and officers and are included in the amounts due to related parties.


8. LOANS PAYABLE

Loans payable consist of the following:
                                                                       1997
                                                                         $
-----------------------------------------------------------------------------

B. Benedet Holdings Inc., due on demand with interest
   at 10% per annum                                                 200,000
Internet TV Corporation, due on demand without interest              48,849
Clearly Advanced Holdings Ltd., due August 31, 1998 with
   interest at 10% per annum                                         85,822
-----------------------------------------------------------------------------
                                                                    334,671
==============================================================================

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


9. SHARE STOCK

[a]  Authorized

     Holders of the Common Stock are entitled to one vote per share and to share equally in any dividends declared and in distributions in liquidation.

     The Preference Stock is non-cumulative, non-voting and convertible into Common Stock at the option of the holder of the Preference Stock at the rate of one Preferred Share to one Common Share for no additional consideration. The holders of the different classes of Preference Stock are entitled to commence conversion of their shares as follows:

     Class A:         May 20, 1998;
     Class B:         August 20, 1998; and
     Class C:         November 30, 1998.

[b]  Issued

                                                                  Number of Shares         $
--------------------------------------------------------------------------------------------------

Common Stock
Shares issued for cash                                                1,000,000               110
Shares issued related to FET, Inc. [Note 1]                           2,175,456             5,175
Shares issued related to FECB [Note 3[a]]                             1,090,464           385,665
--------------------------------------------------------------------------------------------------
Total Common Stock, December 31, 1997                                 4,265,920           390,950
==================================================================================================

Class A Preferred Stock
Shares issued related to FECB [Note 3[a]]                             1,090,464           385,664
--------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                            1,090,464           385,664
--------------------------------------------------------------------------------------------------
Class B Preferred Stock
Shares issued related to FECB [Note 3[a]]                             1,090,464           385,664
--------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                            1,090,464           385,664
--------------------------------------------------------------------------------------------------
Class C Preferred Stock
Shares issued related to FECB [Note 3[a]]                             1,090,464           385,664
--------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                            1,090,464           385,664
--------------------------------------------------------------------------------------------------
Total Preferred Stock, December 31, 1997                              3,271,392         1,156,992
==================================================================================================

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


9. SHARE STOCK (continued)

[c] As at December 31, 1997, the Company had received cash in the amount of $265,000 representing subscriptions received for the issue of 140,000 common shares. These shares were issued in fiscal 1998.

[d] Pursuant to the acquisition of PVA described in Note 3[b], the Company is committed to issue an additional 705,000 common shares at an ascribed value of $2.00 per share being a total value of $1,410,000. These shares were issued in fiscal 1998. Also refer to Note 11[d].

[e] During the period, the Company issued 1,050,000 options to employees and consultants to acquire 1,050,000 common shares of the Company at an exercise price of $0.30 and expiring October 14, 2002 (5 years). Additionally the Company also issued 500,000 warrants to employees and consultants to acquire 500,000 common shares of the Company at an exercise price of $0.30 and expiring December 31, 2001 (5 years). None of the options or warrants were exercised during the period.

     As explained in Note 2, the Company elected to apply the disclosure option contained in SFAS No. 123 and accordingly no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant dates for those options and warrants issued to employees and consultants, consistent with the method described in SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                                                             $
     ---------------------------------------------------------------------------------------------

     Net income                                               As reported             (1,456,114)
                                                              Pro forma               (2,634,114)

     Basic and diluted loss per share                         As reported                  (1.26)
                                                              Pro forma                    (2.29)
     ---------------------------------------------------------------------------------------------

     The fair value of each option or warrant grant is estimated on the date of the grant using the Minimum Value option-pricing model with the following assumptions; no dividend yield; no volatility as the Company's stock was not trading at the grant date; risk-free interest rate of 8.5% and an expected life of 5 years.

[f] The basic and diluted loss per share for the period ended December 31, 1997 is based on the following: August 19, 1997 to December 31, 1997

                                                             August 19, 1997 to
                                                             December 31, 1997

     Net loss for the period                                   $(1,456,114)
     Weighted average number of common shares used
        in computation                                            1,152,484
                                                               ------------
     Basic and diluted loss per share                          $      (1.26)
                                                               ============

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


10. INCOME TAXES

At December 31, 1997, the Company has a U.S. tax net operating loss approximating $172,000, which will begin to expire in 2012 if not utilized. The Company may have incurred "ownership changes" pursuant to applicable Regulations in effect under Section 382 Internal Revenue Code of 1986, as amended. Therefore, the Company's use of losses incurred through the date of these ownership changes may be limited during the carryforward period.

The Company has non-U.S. tax net operating losses approximating $130,000 resulting from operations in Canada. These losses will expire in 2004.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets. Significant components of the Company's deferred tax assets and liabilities as of December 31 are a follows:
                                                                     $
-------------------------------------------------------------------------

Deferred Tax Assets:
Net operating loss carryforwards                                117,900
Depreciation/Amortization                                        10,100
Other                                                            21,000
-------------------------------------------------------------------------
Total Deferred Tax Assets                                       149,000
Total Deferred Tax Liabilities                                       --
-------------------------------------------------------------------------
Net Deferred Tax Assets                                         149,000
Valuation Allowance                                            (149,000)
-------------------------------------------------------------------------
Net Deferred Taxes                                                   --
-------------------------------------------------------------------------

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997


11. SUBSEQUENT EVENTS

In addition to the events discussed in [Note 5, the following significant events have occurred subsequent to December 31, 1997:

[a]  On April 9, 1998, the Company acquired 62,500 shares of SEGA (also see Note
     5) for $500,000 cash and obtained an exclusive option until December 31, 1998 to acquire an additional 62,500 shares for $550,000 cash.

     Additionally, in July, 1998, the Company has placed $311,250 cash in their lawyer's trust account to acquire an additional 37,500 shares of SEGA.

     Upon completion of this transaction the Company will own a total of 100,000 common shares of SEGA for a total consideration of $811,250 and have an exclusive option to acquire the previously discussed 62,500 additional shares for $550,000.

[b] From the period January 1, 1998 to July 31, 1998, the Company has raised approximately $1,389,300 in private placements and as a result has issued a further 1,829,000 Common Shares in the Company associated with these offerings.

[c] Pursuant to an Asset Acquisition Agreement (the "Agreement") effective July 31, 1998, with Team Rainbow Inc. ("TRI"), the Company purchased 100% of the rights, assets and business of TRI relating to a multi-positional blackjack game known as "Rainbow 21" for the following consideration:

     Consideration given:                     # of Shares              $
     -----------------------------------------------------------------------

     Deposit                                                        10,000
     Cash                                                          262,500
     Common shares issued July 31, 1998          250,000           562,500
     -----------------------------------------------------------------------
                                                                   835,000
     =======================================================================

     All of the common shares were issued at an ascribed value of $2.25 per share being the guaranteed amount pursuant to [i] below and accounted for pursuant to Emerging Issues Task Force Abstract 97-10.

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997



11. SUBSEQUENT EVENTS (continued)

     The Company has the following obligations to TRI as a result of this transaction:

     [i] If during the last five trading days in the twelfth month after the option exercise date, the simple average closing price for the shares traded on the public market ("Market price") does not equal or exceed $2.25 per share, the Company must either:

          o pay TRI the difference between $562,500 less 250,000 multiplied by the Market Price (the "Difference"); or

          o deliver to TRI additional shares of the same class as the shares having a value equal to the Difference, with such additional shares being valued at the Market Price.

     [ii] To pay TRI $12,500 by July 31, 1998 and a total of $250,000 in equal quarterly installments over the four year period ending July 31, 2002.


    [iii] To pay TRI in quarterly installments, the greater of $50,000 or 10% of the net revenues from Rainbow 21 for the twelve months ended July 31, 1999.

     [iv] To pay TRI in quarterly installments, the greater of $150,000 or 10% of the net revenues from Rainbow 21 for the twelve month period ended July 31, 2000.

     [v] Commencing July 31, 2001, the Company must pay additional consideration of 5% of the net revenues from Rainbow 21 for the preceding twelve month period.

     Any further stock issued pursuant to [i] above will be recorded at no value since the shares issued have already been valued at their maximum amount of $2.25 per share. Payments made under [iii] to [v] above which are based on net revenues will be expensed in the year they are incurred as royalty payments. The entire purchase price will be allocated to intangible assets.

[d] On July 9, 1998 the Agreement with the Danton Group to acquire 100% of the issued share stock of PVA was amended. The cash payments due during the years 1998 to 2001 of $3,340,000 in aggregate may at the Company's option be settled in 1,142,500 shares of the Company's common stock plus cash payments to be made on the following dates:

                                                                           $
     ---------------------------------------------------------------------------

     By June 17, 1998                                                  350,000
     By October 30, 1998                                               250,000
     By December 30, 1998                                              250,000
     By March 30, 1999                                                 205,000
     ---------------------------------------------------------------------------
                                                                     1,055,000
     ===========================================================================

--------------------------------------------------------------------------------

Fortune Entertainment Corporation


                          NOTES TO FINANCIAL STATEMENTS


================================================================================

December 31, 1997



11. SUBSEQUENT EVENTS (continued)

     This event will be treated as a settlement of debt in exchange for treasury shares. The shares are being recorded at their estimated $2.00 per share market value, being the trading value of the shares shortly before and after July 9, 1998 and consistent with the "top-up Provision" of the Agreement described in the following paragraph and accounted for pursuant to Emerging Issues Task Force Abstract 97-10.

     The Agreement contains a "top-up provision" which provides that if during the period commencing on the date that all of the stock issued to the Danton Group becomes fully registered under the Securities Act of 1933 as amended (the "Trading Date'), and ending on a date 60 days after the Trading Date, the shares of the Company trading on the OTC Bulletin Board (the "Board") have not for 45 days had a closing bid price per share of at least $2.00, then, to the extent that the Danton Group stock is held on the 60th day, the Company must pay the Danton Group the difference between $2.00 per share and the greater of $0.50 per share and the average bid closing price of shares of the Company's stock trading on the Board for the 10 days preceding the 60th day. This difference must be paid on or before June 9, 1999 in cash or stock. Any further stock issued pursuant to this top-up provision will be recorded at no value since the shares issued have already been valued at their maximum amount of $2.00 per share.

     In 1998, PVA changed its name to Fortune Poker, Inc.

[e] On February 18, 1998, the Company had its registration information statement approved by NASD for the OTC Bulletin Board and was assigned a trading symbol FETG. The stock commenced trading on May 11, 1998.

                       FORTUNE ENTERTAINMENT CORPORATION


                       CONSOLIDATED FINANCIAL STATEMENTS


                                 JUNE 30, 1998

                       FORTUNE ENTERTAINMENT CORPORATION
                          CONSOLIDATED BALANCE SHEET
                              AS AT JUNE 30, 1998



                                    ASSETS           $                   $

CURRENT
         Cash and short-term deposits                410,046
         Accounts receivable                          23,127
         Prepaid expenses and deposits                11,413             444,586
                                                     -------

LONG-TERM INVESTMENTS - Sega Gaming
         Technology, Inc.  (Note 4)                                      800,000

INTELLECTUAL PROPERTY - Fortune Video Poker
         - net of accumulated amortization  (Note 3(b))                4,851,637

INTELLECTUAL PROPERTY - Rainbow 21TM
         - net of accumulated amortization  (Note 5)                     793,250

CAPITAL ASSETS - net of accumulated depreciation                          58,629

GOODWILL - net of accumulated amortization  (Note 3(a))                  569,509
                                                                       ---------

                                                                       7,517,611
                                                                       =========













          /s/ David B. Jackson                   /s/ D. Bruce Horton
          ------------------------               -------------------------
          David B. Jackson                       D. Bruce Horton
          Director                               Director


   The accompanying notes are an integral part of these financial statements.



                                            LIABILITIES                              $                   $

CURRENT
         Accounts payable and accrued liabilities                                       169,657
         Due to related parties                                                         241,611
         Loans payable                                                                  442,656
         Technology purchase consideration payable
                  - current portion                                                     512,500           1,366,424
                                                                                        -------

TECHNOLOGY PURCHASE CONSIDERATION PAYABLE                                                                   455,000
                                                                                                          ---------
                                                                                                          1,821,424
                                                                                                          ---------


                             SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)
         Common Stock, $0.0001 par value
             30,000,000 authorized, 9,342,306 issued and outstanding                                            934
                                                                                                          ---------
         Class A, Preferred Stock, $0.0001 par value, convertible
             1,100,000 authorized, 423,078 issued and outstanding                                                42
         Class B, Preferred Stock, $0.0001 par value, convertible
             1,100,000 authorized, 1,090,464 issued and outstanding                                             109
         Class C, Preferred Stock, $0.0001 par value, convertible
             1,100,000 authorized, 1,090,464 issued and outstanding                                             109
                                                                                                          ---------
                                                                                                                260
                                                                                                          ---------
ADDITIONAL PAID-IN CAPITAL                                                                                7,305,168

SHARE CAPITAL TO BE ISSUED                                                                                  862,500

RETAINED EARNINGS (DEFICIT)                                                                              (2,472,675)
                                                                                                          ---------
                                                                                                          7,517,611
                                                                                                          =========

   The accompanying notes are an integral part of these financial statements.

                       FORTUNE ENTERTAINMENT CORPORATION
                     CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1998



                                                                                   $                   $

REVENUE                                                                                                   NIL

OPERATING EXPENSES
         Amortization of goodwill                                                       30,673
         Amortization of intellectual property - Fortune Poker                         255,349
         Amortization of intellectual property - Rainbow 21(TM)                         41,750
         Bank charges and interest                                                      48,140
         Consulting fees                                                               167,283
         Depreciation                                                                    9,178
         Management fees                                                               125,000
         Office                                                                         15,728
         Professional fees                                                              97,652
         Rent                                                                           22,586
         Salaries and wages                                                             51,920
         Telephone, fax and Internet                                                    98,318
         Transfer agent fees and filings                                                 8,514
         Travel, promotion and entertainment                                            40,837
         Vehicle                                                                         3,633            1,016,561
                                                                                     ---------            ---------

NET LOSS FOR THE PERIOD                                                                                  (1,016,561)

RETAINED EARNINGS (DEFICIT) - BEGINNING OF PERIOD                                                        (1,456,114)
                                                                                                          ---------

RETAINED EARNINGS (DEFICIT) - END OF PERIOD                                                              (2,472,675)
                                                                                                          =========

   The accompanying notes are an integral part of these financial statements.

                       FORTUNE ENTERTAINMENT CORPORATION
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1998



                                                                                  $
OPERATING ACTIVITIES
Net loss for the period                                                      (1,016,561)
Adjustments to reconcile net loss to net cash used in
operating activities:
         Amortization of intangible assets                                      327,772
         Depreciation                                                             9,178
         Expenses settled by issue of share stock                               125,020
Changes in operating assets and liabilities:
         Accounts receivable                                                      5,056
         Prepaid expenses and other current assets                               11,084
         Accounts payable and accrued liabilities                                93,867
                                                                             ----------
Net cash used in operating activities                                          (444,584)
                                                                              ---------

INVESTING ACTIVITIES
Acquisition of investments                                                     (500,000)
Acquisition of intellectual property                                           (350,000)
                                                                              ---------
Net cash used in investing activities                                          (850,000)
                                                                              ---------

FINANCING ACTIVITIES
Proceeds from capital contributions                                             923,400
Share subscriptions received                                                    750,000
Borrowings under loans payable                                                  107,985
Repayments to related parties                                                  (118,645)
                                                                             ----------
Net cash provided by financing activities                                     1,662,740

Net increase in cash during the period                                          368,156
Cash, beginning of period                                                        41,890
                                                                            -----------
Cash, end of period                                                             410,046
                                                                             ==========


   The accompanying notes are an integral part of these financial statements.

                       FORTUNE ENTERTAINMENT CORPORATION
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998




1.        FORMATION AND BUSINESS OF THE COMPANY

                  Fortune Entertainment Corporation was incorporated on August 25, 1997, in Delaware. On September 16, 1997, the Company acquired all of the issued and outstanding share stock from shareholders of FET, Inc. (a Colorado corporation, incorporated August 19, 1997) for consideration of 2,175,456 common shares of the Company. As a result of this acquisition, the previous shareholders of FET, Inc., as a group, owned more than fifty percent (50%) of the issued and outstanding voting shares of the Company. Consequently, this business combination has been accounted for as a reverse acquisition, whereby FET, Inc. is deemed to have acquired the Company. This reverse acquisition was entered into in order to facilitate access to public equity markets in the United States. Fortune Entertainment Corporation is the surviving corporation and is committed to developing gaming and entertainment products for both North American and International markets.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the accounts of Fortune Entertainment Corporation (Delaware), and its wholly-owned subsidiaries, Fortune Entertainment Corporation (Bahamas), Fortune Entertainment Corporation (British Columbia, Canada), and Fortune Poker, Inc. (Delaware). All significant inter-company accounts have been eliminated.

              PROPERTY AND EQUIPMENT

                  Property and equipment are stated at cost and are being depreciated on a straight-line basis over the estimated useful lives of the related assets (2-5 years). Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or the estimated lives.

              INTANGIBLE ASSETS

                  Goodwill is being amortized on a straight-line basis over ten (10) years commencing October 14, 1997. The Intellectual Properties for the tournament video poker (Fortune Poker, Inc.) and Rainbow 21TM are being amortized on a straight-line basis over ten (10) years.

                       FORTUNE ENTERTAINMENT CORPORATION
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998



3.        BUSINESS ACQUISITIONS

         (a) FORTUNE ENTERTAINMENT CORPORATION (BAHAMAS)

                  On October 14, 1997, Fortune Entertainment Corporation (Delaware) acquired all of the issued and outstanding share stock from shareholders of Fortune Entertainment Corporation (Bahamas).

                  The consideration was $1,542,657 and Fortune Entertainment Corporation (Delaware) issued 1,090,464 common shares, 1,090,464 Series A preferred stock shares, 1,090,464 Series B preferred stock shares and 1,090,464 Series C preferred stock shares. The goodwill relating to this acquisition amounted to $613,460.


         (b) FORTUNE POKER, INC. (formerly PROFESSIONAL VIDEO ASSOCIATION, INC.)

                  Fortune Entertainment Corporation has acquired one hundred percent (100%) of the issued share stock of Fortune Poker, Inc. for the following consideration:

                                                                       $

                  Cash payments made to June 30, 1998                706,986

                  Common shares issued April 6, 1998
                     505,000 shares @ $2.00 per share              1,010,000

                  Common shares issued June 9, 1998
                     995,000 shares @ $2.00 per share              1,990,000

                  Common shares issued June 9, 1998
                     200,000 shares @ $2.00 per share                400,000

                  Common shares issued June 22, 1998
                     147,500 shares @ $2.00 per share                295,000

                  Cash payment due October 30, 1998                  250,000

                  Cash payment due December 30, 1998                 250,000

                  Cash payment due March 30, 1999                    205,000
                                                                   ---------
                                                                   5,106,986
                                                                   =========

                       FORTUNE ENTERTAINMENT CORPORATION
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998


                  The Company was acquired to capitalize on the Intellectual Property of a skill tournament video poker technology. All the common shares were issued at an ascribed value of $2.00 per share being the guaranteed amount pursuant to the top-up provision.

                  To the extent that the Company sublicenses rights derived from the Intellectual Property, the Company must pay the Danton Group 20% of all up-front licensing fees. Also commencing 120 days after the Company's first fiscal year ending after November 25, 1997 (the Trigger Date), and continuing on the annual anniversary date of the Trigger Date and every year during the life of the patent, which forms part of the Intellectual Property, and any extension of the patent, the Company must issue common stock to the Danton Group equivalent to the Predetermined Percentages times Net Earnings divided by the Average Share Price.

                  The Predetermined Percentages are 2% in year one, 3% in year two, 4% in year three, 5% in year four, and 10% in year five and thereafter, provided that the percentage will automatically increase to 10% once Net Earnings are at least $10,000,000. Year one commences November 25, 1997.

                  Until the Company meets all of its obligations under the agreement, the Fortune Poker, Inc. stock is subject to a Stock Pledge Agreement whereby the Danton Group has been granted a security interest in 60% of the issued and outstanding Fortune Poker, Inc. stock. Additionally, the Danton Group has been granted an option to purchase the other 40% of the Fortune Poker, Inc. stock upon default of this Agreement by the Company at a price equivalent to that paid by the Company.

4.        INVESTMENTS - SEGA GAMING TECHNOLOGY, INC.

                  As at June 30, 1998, Fortune Entertainment Corporation (FEC) owned 62,500 shares of Sega Gaming Technology, Inc. (SGTI). On July 28, the Company acquired an additional 37,500 shares, and on August 25, the Company placed funds in their lawyer's trust account to acquire an additional 31,250 shares. After the August 25th transaction, Fortune Entertainment Corporation owns 131,250 shares of SGTI, which represent an 11.13% equity interest in the Company.

                  Fortune Entertainment Corporation has made additional arrangements to purchase 31,250 shares on September 30, 1998, and 62,500 shares on October 15, 1998. Once these transactions have been completed, FEC will be the largest single shareholder of SGTI, owning 225,000 shares representing a 19.08% equity interest in the Company.

                       FORTUNE ENTERTAINMENT CORPORATION
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998


5.        RAINBOW 21(TM) ACQUISITION

                  Pursuant to an Asset Acquisition Agreement, the Company has acquired the Rainbow 21(TM) Intellectual Property from Team Rainbow Inc. The Company purchased 100% of the rights, assets and business relating to a multi-positional Blackjack game.

                  Consideration for the Intellectual Property acquisition is:

                                                                           $
                  Initial deposit amount                                10,000
                  Common shares issued June 18, 1998, in lieu of
                  technology purchase consideration payments
                     200,000 shares @ $2.25 per share                  450,000
                  Payment made July 24, 1998                            10,000
                  Common shares issued August 5, 1998, in lieu of
                  technology purchase consideration payments
                     50,000 shares @ $2.25 per share                   112,500
                  Payment due August 31, 1998                            2,500
                  Minimum royalty payment requirements
                  over the four-year period ending July 31, 2002       250,000
                                                                       -------
                                                                       835,000
                                                                       =======

                  All of the common shares were issued at an ascribed value of $2.25 per share, being the guaranteed amount pursuant to the top-up provision of the agreement. In addition, the Company must make minimum royalty payments to Team Rainbow Inc. of $250,000 in equal annual installments over the four-year period ending July 31, 2002.

6.        RELATED PARTY TRANSACTIONS

         (a) The amounts due to related parties consist of advances from shareholders acting as directors and officers. These amounts are without interest or stated terms of repayment.

         (b) Management fees of $125,000 have been expensed relating to shareholders acting as directors and officers, and are included in the amounts due to related parties.

                       FORTUNE ENTERTAINMENT CORPORATION
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998


7.        SHARE CAPITAL

         (a) Holders of the Common Stock are entitled to one vote per share, and to share equally in any dividends declared and in distributions in liquidation.

                  The Preferred Stock is non-cumulative, non-voting and convertible into Common Stock at the option of the holder of the Preference Stock at the rate of one Preferred Share to one Common Share for no additional consideration.

                  The holders of the different classes of Preferred Stock are entitled to commence conversion of their shares on the following dates:

                           Class A            May 20, 1998
                           Class B            August 20, 1998
                           Class C            November 20, 1998

         (b) As at June 30, 1998, the Company had received cash in the amount of $750,000 representing subscriptions received for the issue of 1,000,000 common shares. These shares were issued in July of 1998.

         (c) Pursuant to the acquisition of Rainbow 21TM from Team Rainbow Inc., the Company agreed to issue 50,000 common shares at an ascribed value of $2.25 per share (in line with Technology purchase consideration payments) for a total value of $112,500. These shares were issued in July of 1998.

8.        PUBLIC COMPANY STATUS

                  On February 18, 1998, Fortune Entertainment Corporation
                  (FEC) had its registration information statement approved by NASD for the OTC Bulletin Board and was assigned the trading symbol FETG. The common stock of the Company commenced trading on May 11, 1998.

                  FEC is in the process of completing a Form 10 registration statement to entitle the Company to obtain a fully reporting status.

                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                    & CASH FLOWS


                                    FORTUNE ENTERTAINMENT
                                    CORPORATION (BAHAMAS)



                                    April 2, 1996 to December 31, 1996 and
                                    January 1, 1997 to December 31, 1997

                          INDEPENDENT AUDITORS' REPORT





To the Directors of
Fortune Entertainment Corporation (Bahamas)

We have audited the accompanying consolidated statements of operations and cash flows of Fortune Entertainment Corporation (Bahamas) for the year ended December 31, 1997 and the period from incorporation on April 2, 1996 to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Fortune Entertainment Corporation (Bahamas) for the year ended December 31, 1997 and the period from incorporation on April 2, 1996 to December 31, 1997, in conformity with accounting principles generally accepted in the United States.



                                                           /s/ Ernst & Young
Vancouver, Canada,                                         --------------------
March 6, 1998                                              Chartered Accountants

 Fortune Entertainment Corporation (Bahamas)


                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                    Period from
                                                                                  incorporation on
                                                             January 1, 1997 to   April 2, 1996 to
                                                              December 31, 1997  December 31, 1996
                                                                     $                  $
--------------------------------------------------------------------------------------------------
EXPENSES
Advertising                                                          1,941                --
Bank charges and interest                                           12,363               437
Depreciation                                                        11,618                --
Foreign exchange loss                                                4,681                --
Management fees [note 3]                                           228,950                --
Office and miscellaneous                                           100,869             4,228
Professional fees                                                  142,648            27,728
Rent                                                                37,337                --
Salaries and wages                                                 113,560                --
Travel, promotion and entertainment                                106,873            21,702
--------------------------------------------------------------------------------------------------
                                                                   760,840            54,095
--------------------------------------------------------------------------------------------------
Loss before the following:                                        (760,840)          (54,095)
Investment valuation reserve [note 4]                           (1,034,013)                --
--------------------------------------------------------------------------------------------------
Loss for the period                                             (1,794,853)          (54,095)
--------------------------------------------------------------------------------------------------

See accompanying notes

Fortune Entertainment Corporation (Bahamas)


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    Period from
                                                                                  incorporation on
                                                             January 1, 1997 to   April 2, 1996 to
                                                              December 31, 1997  December 31, 1996
                                                                     $                  $
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for period                                                 (1,794,853)          (54,095)
Adjustments to reconcile net loss to net cash used in
   operating activities:
   Depreciation                                                     11,618                --
   Investment valuation reserve                                  1,034,013                --
Changes in operating assets and liabilities:
   Accounts receivable                                              31,749           (59,932)
   Prepaid expenses and other current assets                       (10,661)          (11,835)
   Accounts payable and accrued liabilities                         74,756             1,034
--------------------------------------------------------------------------------------------------
Net cash used in operating activities                             (653,378)         (124,828)
--------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of property and equipment                              (79,425)               --
Acquisition of investments and intellectual property              (236,000)       (1,165,000)
--------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (315,425)       (1,165,000)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from capital contributions                                235,100         1,307,557
Borrowings under loans payable                                     334,671                --
Advances from related parties                                      423,193                --
--------------------------------------------------------------------------------------------------
Net cash provided by financing activities                          992,964         1,307,557
--------------------------------------------------------------------------------------------------

Net increase in cash during the period                              24,161            17,729
Cash, beginning of period                                           17,729                --
--------------------------------------------------------------------------------------------------
Cash, end of period                                                 41,890            17,729
--------------------------------------------------------------------------------------------------


See accompanying notes

Fortune Entertainment Corporation (Bahamas)

                      NOTES TO CONSOLIDATED STATEMENTS OF
                            OPERATIONS & CASH FLOWS


Year ended December 31, 1997 and period from incorporation on April 2, 1996 to December 31, 1996



1. FORMATION AND BUSINESS OF THE COMPANY

Fortune Entertainment Corporation (Bahamas) (the "Company") was incorporated on April 2, 1996 in the Bahamas and is committed to developing gaming and entertainment products for both the North American and International markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated statements of operations and cash flows include the accounts of the Company and its wholly-owned subsidiaries, Fortune Entertainment Corporation (British Columbia, Canada) and Professional Video Association, Inc. (Delaware). All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Advertising costs

Advertising costs are expensed as incurred.

Fortune Entertainment Corporation (Bahamas)

                      NOTES TO CONSOLIDATED STATEMENTS OF
                            OPERATIONS & CASH FLOWS

Year ended December 31, 1997 and period from incorporation on April 2, 1996 to December 31, 1996

Investments and accounting for impairment of long-lived assets

Investments are recorded at the lesser of historical cost or net recoverable value. The Company continually evaluates whether events and circumstances have occurred indicating the remaining estimated useful life of long-lived assets may warrant revision, or long-lived asset balances may not be recoverable. If factors indicate long-lived assets have been impaired, the Company uses an estimate of the remaining value of the long-lived assets in measuring recoverability. Unrecoverable amounts are charged to operations in the applicable period.

Recent pronouncements

During June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." The Company has no items which give rise to comprehensive income.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise on Related Information", which changes the way public companies report information about operating segments. The Company has one segment for reporting purposes.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits". The Company does not have any such plans for its employees.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities". The Company does not have any derivatives or engage in hedging activities.


3. RELATED PARTY TRANSACTIONS

Management fees of $228,950 have been expensed related to shareholders acting as directors and officers.

Fortune Entertainment Corporation (Bahamas)

                      NOTES TO CONSOLIDATED STATEMENTS OF
                            OPERATIONS & CASH FLOWS


Year ended December 31, 1997 and period from incorporation on April 2, 1996 to December 31, 1996


4. INVESTMENT VALUATION RESERVE

The investment valuation reserve relates to the Company's investment in Advanced Gaming Technology, Inc. ("AGT") which is engaged in the business of designing and developing electronic bingo products. In a July 17, 1996 agreement AGT granted the Company the right to financially participate in a number of gaming ventures in which AGT has an interest:

[i] The acquisition of a 15% carried interest in AGT's interest in a United Kingdom Bingo Project.

[ii] The Company has the right to acquire an 18.75% interest in AGT's interest in the development and marketing of the SEGA Sonic Bingo(TM) game. Sonic Bingo is a joint venture between AGT and Sega Gaming Technology, Inc. ("SEGA").

By a letter agreement dated March 30, 1998, AGT agreed to purchase back the Company's interest in the United Kingdom Bingo Project and the SEGA Sonic Bingo Project for $990,000. AGT had agreed to issue a promissory Note to the Company for the project purchase amount and collaterize the Note with the two projects. AGT has failed to issue the agreed upon promissory Note and the related security. The Company has issued a writ against AGT and is in the process of trying to obtain a judgment against the Company. AGT has filed a statement of defense denying most of the claims and declaring the agreement void. Additionally management of the Company has been advised that AGT does not currently have the resources to repay the Company at this time and as a result a valuation reserve has been recorded against the investment.

Fortune Entertainment Corporation (Bahamas)

                      NOTES TO CONSOLIDATED STATEMENTS OF
                            OPERATIONS & CASH FLOWS


Year ended December 31, 1997 and period from incorporation on April 2, 1996 to December 31, 1996

5. INCOME TAXES

The Company has non-U.S. tax net operating losses approximating $130,000 resulting from operations in Canada. These losses will expire in 2004.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets. Significant components of the Company's deferred tax assets and liabilities as of December 31 are a follows:

                                                                        1997
                                                                          $
--------------------------------------------------------------------------------

Deferred tax assets:
Net operating loss carryforwards                                        59,300
Depreciation                                                             5,300
Other                                                                   21,000
--------------------------------------------------------------------------------
Total deferred tax assets                                               85,600
Total deferred tax liabilities                                             --
--------------------------------------------------------------------------------
Net deferred tax assets                                                 85,600
Valuation allowance                                                    (85,600)
--------------------------------------------------------------------------------
Net deferred taxes                                                         --
--------------------------------------------------------------------------------

                                    PRO FORMA CONSOLIDATED STATEMENT OF
                                    OPERATIONS (UNAUDITED)


                                    FORTUNE ENTERTAINMENT
                                    CORPORATION



                                    December 31, 1997

 Fortune Entertainment Corporation


           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)


Year ended December 31, 1997




                                                                  FORTUNE
                                                FORTUNE       ENTERTAINMENT
                                             ENTERTAINMENT     CORPORATION        PRO FORMA
                                              CORPORATION       (BAHAMAS)       CONSOLIDATED
                                            $                   $                 $
---------------------------------------------------------------------------------------------
EXPENSES
Advertising                                           --            1,941            1,941
Amortization of intangible assets [note 2]        13,278               --           13,278
Bank charges and interest                             --           12,363           12,363
Depreciation                                          --           11,618           11,618
Foreign exchange loss                                 --            4,681            4,681
Management fees                                  126,050          228,950          355,000
Office and miscellaneous                              --          100,869          100,869
Professional fees                                 15,000          142,648          157,648
Rent                                                  --           37,337           37,337
Salaries and wages                                    --          113,560          113,560
Travel, promotion and entertainment               66,298          106,873          173,171
---------------------------------------------------------------------------------------------
Total expenses                                   220,626          760,840          981,466
---------------------------------------------------------------------------------------------
Loss before the following:                      (220,626)        (760,840)        (981,466)
Investment valuation reserve                          --       (1,034,013)      (1,034,013)
---------------------------------------------------------------------------------------------
Loss for the year                               (220,626)      (1,794,853)      (2,015,479)
---------------------------------------------------------------------------------------------
Basic and diluted loss per share [note 3]             --               --            (1.75)
---------------------------------------------------------------------------------------------


See accompanying notes

Fortune Entertainment Corporation (Bahamas)


       NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)


Year ended December 31, 1997


1. BACKGROUND

Fortune Entertainment Corporation was incorporated on August 25, 1997 in Delaware and is committed to developing gaming and entertainment products for both the North American and International markets.

The historical financial data presented in these pro forma consolidated financial statements represent the results of operations of the Company as if it had been incorporated on January 1, 1997 and had acquired Fortune Entertainment Corporation (Bahamas) on that date. Such data is derived from the respective financial statements of these two companies which are included elsewhere in this Form 10-SB.

Readers are cautioned that these pro forma financial statements are not necessarily representative of future results.

Fortune Entertainment Corporation


       NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

Year ended December 31, 1997


2. ACQUISITION OF FORTUNE ENTERTAINMENT CORPORATION (BAHAMAS)

On October 14, 1997 the Company acquired all of the issued and outstanding share stock from shareholders of Fortune Entertainment Corporation (Bahamas), for the following consideration:

                                                                    # of Shares              $
--------------------------------------------------------------------------------------------------

Purchase price                                                                         1,542,657
--------------------------------------------------------------------------------------------------
Consideration given:
Common Stock                                                         1,090,464           385,665
Series A Preferred Stock                                             1,090,464           385,664
Series B Preferred Stock                                             1,090,464           385,664
Series C Preferred Stock                                             1,090,464           385,664
--------------------------------------------------------------------------------------------------
                                                                                       1,542,657
--------------------------------------------------------------------------------------------------

The purchase price has been allocated according to the estimated fair values of the assets and liabilities of Fortune Entertainment Corporation (Bahamas) as follows:

                                                                                              $
--------------------------------------------------------------------------------------------------

Cash                                                                                      26,150
Accounts receivable                                                                       17,268
Prepaid expenses                                                                          10,123
Property and equipment                                                                    66,100
Investment in Advanced Gaming Technology, Inc.                                           990,000
PVA Electronic Tournament Poker                                                          321,986
Accounts payable                                                                         (23,480)
Loan payable                                                                            (250,000)
Due to related parties                                                                  (228,950)
Goodwill on acquisition                                                                  613,460
--------------------------------------------------------------------------------------------------
                                                                                       1,542,657
--------------------------------------------------------------------------------------------------

Goodwill is being amortized on a straight-line basis over ten years and 1997 amortization expense is $13,278.

Fortune Entertainment Corporation


       NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

Year ended December 31, 1997


3. PRO FORMA BASIC AND DILUTED LOSS PER SHARE

The pro forma basic and diluted loss per share for the year ended December 31, 1997 is based on the following:

                                                                   1997
                                                                     $
--------------------------------------------------------------------------------

Net loss for the year                                              (2,015,479)
Weighted average number of common shares used
   in computation                                                   1,152,484
Basic and diluted loss per share                                        (1.75)
--------------------------------------------------------------------------------

The diluted loss per share is equivalent to the basic loss per share because convertible stock is considered anti-dilutive.

                                  EXHIBIT INDEX

Item 1.           Index to Exhibits.

                  The Exhibit Index specifying the sequential page number of each Exhibit filed herewith appears immediately after the financial statements.



Item 2.           Description of Exhibits.


         2.1      Articles of Incorporation of Registrant

         2.2      By-Laws of the Registrant

         3.1 Certificate of Designation, Preferences and Rights of the Series A Preferred Stock

         3.2 Certificate of Designation, Preferences and Rights of the Series B Preferred Stock

         3.3 Certificate of Designation, Preferences and Rights of the Series C Preferred Stock

         5.1 Purchase & Sale Agreement between the Company and Video Lottery Consultants, Inc. for Professional Video Associates, Inc. dated September 5, 1997, as amended.

         5.2 Letter Agreement between Team Rainbow Inc. and the Company dated November 19, 1997, as amended.

         5.3 Assignment of Software Release Agreement between William M. Danton & Fortune Entertainment Corporation (Bahamas).

         5.4 Assignment of Manufacturing Agreement dated July 14, 1998 between Video Lottery Consultants, Inc. & Fortune Entertainment Corporation (Bahamas).